Exhibit 99.1

Turquoise Hill Resources Ltd.

Dated: March 28, 2018

Оюу Толгой
MobiCom

TURQUOISE HILL

TURQUOISE HILL RESOURCES LTD.

Notice of Annual Meeting of Shareholders

May 8, 2018

NOTICE IS HEREBY GIVEN that an Annual Meeting (“Meeting”) of Shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) will be held on May 8, 2018 at 9:00 AM local time, in Salon 1 of the Fairmont Royal York Hotel located at 100 Front Street West, Toronto, Ontario, M5J 1E3, for the following purposes:

1.	to receive the annual report of the directors to the Shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2017, and the auditors’ report thereon;

3.	to elect seven directors for the ensuing year;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.

to consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in Section 2.3 of the accompanying Management Proxy Circular) providing for a non-binding advisory vote on the Corporation’s approach to executive compensation; and

6.	to consider such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed March 12, 2018 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment or postponement thereof.

A management proxy circular, form of proxy, the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2017 and a return envelope accompany this notice of meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by email, by hand or by mail in accordance with the instructions set out in the form of proxy and in the management proxy circular.

Dated in Vancouver, British Columbia this 28th day of March, 2018.

BY ORDER OF THE BOARD

“Dustin S. Isaacs”
Dustin S. Isaacs Corporate Secretary

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SUMMARY

The following summary highlights some of the important information found in this management proxy circular. These highlights do not contain all the information that should be considered. It is recommended to read the entire proxy circular before voting.

Shareholders Voting Matters

Voting matters	Management and Board vote recommendation	More information on pages
Election of seven Directors	FOR each nominee	10 - 24
Appointment of PricewaterhouseCoopers LLP as Auditors	FOR	25
Adoption of an advisory “say on pay” resolution	FOR	26

 Director Nominees

NAME AND REGION	DIRECTOR SINCE	POSITION	INDEPEN- DENT	COMMITTEE MEMBERSHIP	2017 ATTEND- ANCE	OTHER PUBLIC BOARDS	TOP THREE SKILLS
J. W. Gill Canada	2014	Director/ Mining Consultant	Yes	HSEC (Chair), Audit, Compensation	95%	1	CEO, Mining Operations, Strategic Planning
R. P. Gillin Canada	2012	Director, Chairman of the Board of Directors	Yes	N/A	100%	4	CEO, Capital Markets, Strategic Planning
S. Jones Australia	2017	Chief Advisor, Surface Mining & Geosciences, Rio Tinto	No	HSEC	N/A	0	Mining Operations, Health, Safety and Environment, Engineering
U. Quellmann United Kingdom	2017	Vice President, Strategic Projects, Copper and Diamonds, Rio Tinto	No	NCG	100%	1	CFO, Capital Markets, Enterprise Risk Management
R. C. Robertson Canada	2012	Director	Yes	Audit (Chair), Compensation, NCG	100%	1	CFO, Accounting Designation, Banking
M. Saint-Laurent Canada	2017	Director	Yes	Compensation (Chair), NCG (Chair), Audit	100%	0	Securities Law, Capital Markets, Human Resources
J. Tygesen United States	2012	CEO of the Corporation	No	HSEC	100%	0	CEO, Strategic Planning, Mining Operations

Corporate Governance

The Corporation’s Board of Directors (the “Board of Directors” or the “Board”) and management believe that strong corporate governance contributes to maximizing shareholder value. This is why the Board and management continually work at maintaining and improving corporate governance practices and reinforcing the values of the Corporation through the proper application of the Corporation’s Code of Business Conduct.

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers, and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers, and directors will uphold their commitment to a culture of honesty, integrity, and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers, and directors.

99.1% BOARD AND COMMITTEE ATTENDANCE IN 2017	98.6% AVERAGE VOTE IN FAVOUR OF OUR DIRECTOR NOMINEES AT THE 2017 MEETING

57.1% OF OUR DIRECTORS ARE INDEPENDENT	99.7% APPROVAL ON ADVISORY EXECUTIVE COMPENSATION VOTE AT THE 2017 MEETING

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Highlights of Governance Best Practices

•	The Board of Directors is composed of a majority of independent directors.

•	The Chairman of the Board of Directors is independent.

•	The Audit Committee and Compensation and Benefits Committee are solely comprised of independent directors.

•	Directors provide self-assessments on the Board’s and the Committees’ effectiveness.

•

The Nominating and Corporate Governance Committee ensures succession plans are in place for the Board of Directors and evaluates the skills matrix annually to ensure that the Board of Directors has an appropriate mix of skills and expertise to reflect the needs of the Corporation.

•	There are no interlocking directorships.

•

The Corporation’s overboarding policy limits the number of public company board memberships to two (including the Board of Directors) for directors who are chief executive officers or senior executives of a public company and to five (including the Board of Directors) for non-executive directors.

•

The Corporation’s Majority Voting Policy requires the Board of Directors to accept, except in exceptional circumstances, a director nominee’s resignation following a meeting at which he or she received a greater number of votes “withheld” or “abstained” than votes “for” with respect to his or her election.

•	The Corporation has a Strategy and Risk Management Committee which reports to the Board of Directors periodically.

•	The Corporation is fully committed to the protection of health, safety, the environment and the Corporation’s relationship with communities in its operations.

•	The Corporation has a clawback policy for any compensation based on achieving performance targets that are later restated.

•	The Corporation has a policy preventing the purchase of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held.

•	The Corporation has a policy supporting its commitment to diversity and recognition of the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors.

•	50%, and up to 100% if elected, of independent directors’ base retainer is linked to share performance.

•	The Corporation has Executive and Director Shareholding Guidelines.

•

The Board of Directors oversees the development of the Corporation’s strategic plan through an annual strategy session. In addition, the Board reviews and approves the strategic plan, along with its annual update.

Executive Compensation

The guiding principles for the Corporation’s executive compensation philosophy are as follows:

•	Ensure a strong link between performance and compensation levels in relation to the Corporation’s key short, medium and long-term business strategy and objectives;

•	Align the Corporation’s executives’ interests with those of its shareholders;

•	Encourage and reward high performance; and

•	Provide transparent and balanced compensation in relation to the role being performed.

The Corporation’s executive compensation philosophy is reflected through the four components of executive compensation:

•	Base salary;

•	Short-term incentives in the form of the Rio Tinto Short-Term Incentive Plan (“STIP”);

•	Medium and long-term incentives awarded under the Performance Share Unit (“PSU”) Plan and the Rio Tinto Long-Term Incentive Plan (“LTIP”); and

•	Other remuneration and benefits such as health and post-retirement benefits.

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TABLE OF CONTENTS

VOTING AND PROXIES	5
Solicitation of Proxies	5
Appointment of Proxyholders	5
Revocation of Proxies	6
Exercise of Discretion	6
Quorum	6
Votes Required to Pass Resolutions	7
Voting by Registered Shareholders	7
Voting by Non-Registered Shareholders	7
Voting Shares and Principal Holders	8

BUSINESS OF MEETING	9
Election of Directors	9
Appointment of Auditors	25
Adoption of Say on Pay Resolution	26

COMPENSATION DISCUSSION AND ANALYSIS	26
Compensation Philosophy and Goals	26
Compensation and Benefits Committee	27
Benchmarking Practices	30
Elements of Executive Compensation	32
Performance Graph	38

COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS	39
Summary Compensation Table	39
Option-Based and Share-Based Awards	40
Employment Agreements	42

COMPENSATION DISCLOSURE FOR DIRECTORS	43
Annual Retainers, Attendance Fees and Other Remuneration	43
Directors’ Total 2017 Compensation	45
Option-Based Awards	46

CORPORATE GOVERNANCE	46
Board of Directors	47
Board Committees	49
Health, Safety, Environment and Communities	51
Independent Directors	53
Code of Business Conduct	53
Statement of Corporate Governance Practices	54

OTHER INFORMATION	54
Indebtedness of Directors and Executive Officers	54
Interest of Certain Persons	54
Interest of Informed Persons	54
Additional Information	55
Directors’ Approval	55

Statement of Corporate Governance Practices	A-1

Board Mandate	B-1

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1	VOTING AND PROXIES

1.1	SOLICITATION OF PROXIES

This Management Proxy Circular (the “Circular”) is furnished to the holders of common shares (“Shareholders”) of Turquoise Hill Resources Ltd. (the “Corporation”) by and on behalf of management of the Corporation in connection with the solicitation of proxies to be voted at the annual meeting (the “Meeting”) of the Shareholders to be held at 9:00 AM, local time, on May 8, 2018 in Salon 1 of the Fairmont Royal York Hotel located at 100 Front Street West, Toronto, Ontario, M5J 1E3 and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”).

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors of the Corporation (“Directors”), officers and regular employees of the Corporation and its affiliates. All costs of this solicitation will be borne by the Corporation, save for the cost of solicitation of the OBOs (as defined in section 1.8 – “Voting by Non-Registered Shareholders” of this Circular).

The Board of Directors has fixed the record date as March 12, 2018, being the date for the determination of registered Shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).

Unless otherwise stated, the information contained in this Circular is as of March 28, 2018. All dollar amounts are expressed in United States dollars (“$” or “US$”) or Canadian dollars (“C$”), as indicated.

All references to Shareholders in this Circular and the accompanying Form of Proxy (as defined below) and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

1.2	APPOINTMENTS OF PROXYHOLDERS

A Shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be Shareholders, to attend and act at the Meeting for the Shareholder, and on the Shareholder’s behalf.

The individuals named in the enclosed form of proxy (the “Form of Proxy”) are Directors and/or officers of the Corporation. A Shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed Form of Proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed Form of Proxy or by completing another proper form of proxy.

The appointment of a proxyholder or alternate proxyholder will not be valid unless a form of proxy making the appointment, signed by the Shareholder or by an attorney of the Shareholder authorized in writing, is deposited with AST Trust Company (Canada) (“AST”):

•	by facsimile to 1-866-781-3111 or 1-416-368-2502;

•	by mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1;

•	by email at proxyvote@astfinancial.com or votezprocuration@astfinancial.com; or

•

by hand to The Oceanic Plaza, 1600 - 1066 W. Hastings Street, Vancouver, British Columbia, V6E 3X1 or 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2A6 or 1600-2001 Robert-Bourassa, Montréal, Québec, H3A 2A6

and received by AST not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting or the adjournment or postponement thereof at which the proxy is to be used. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

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1.3	REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke the proxy:

(a)	by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing:

(i)	with AST, not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting, or the adjournment or postponement thereof at which the proxy is to be used;

(ii)

at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment or postponement thereof, at which the proxy is to be used; or

(iii)	with the chair of the Meeting on the day of the Meeting before the commencement of the Meeting or an adjournment or postponement thereof; or

(b)	in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

1.4	EXERCISE OF DISCRETION

The persons named in the enclosed Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them.

If you decide to appoint R. Peter Gillin and Jeff Tygesen as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

•	FOR electing each director nominated by management;

•	FOR re-appointing PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the Directors; and

•	FOR the non-binding advisory vote on our approach to executive compensation.

The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.

As of the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any such or other matters which are not currently known to management should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the persons named in the Form of Proxy.

1.5	QUORUM

The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, common shares carrying, in the aggregate, not less than one-third (33 1/3%) of the votes eligible to be cast at the Meeting.

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1.6	VOTES REQUIRED TO PASS RESOLUTIONS

Under the Business Corporations Act (Yukon) (the “YBCA”), a simple majority of the votes cast by Shareholders at the Meeting is required to pass an ordinary resolution and all of the matters of Business set forth in the Notice of Meeting.

1.7	VOTING BY REGISTERED SHAREHOLDERS

An individual is a registered Shareholder if his or her name appears on the share certificate. If an individual is not sure whether they are a registered Shareholder, they may contact AST by telephone toll-free at 1-800-387-0825 or by e-mail at inquiries@astfinancial.com.

On the Internet

Registered Shareholders may go to the website www.astvotemyproxy.com and follow the instructions on the screen. The voting instructions are then conveyed electronically over the Internet.

Registered Shareholders will need their control number located on the Form of Proxy or in the e-mail if they have chosen to receive this Circular electronically.

If the proxy is returned via the Internet, registered Shareholders can appoint a person other than the persons named in the Form of Proxy as their proxyholder. This person does not have to be a Shareholder. Registered Shareholders may indicate the name of the person they are appointing by following the instructions online.

The cut-off time for voting over the Internet is 5:00 PM (Pacific Time) on May 4, 2018.

By Mail

Registered Shareholders may complete, date, and sign their Form of Proxy and return it in the envelope provided or deliver it to one of AST’s principal offices in Montréal, Toronto or Vancouver, which addresses are listed below, for receipt before 5:00 PM (Pacific time) on May 4, 2018 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof.

AST Trust Company (Canada)	AST Trust Company (Canada)	AST Trust Company (Canada)

The Oceanic Plaza	1 Toronto Street	1600-2001 blvd Robert-Bourassa
Suite 1600-1066 West Hastings St.	Suite 1200	Montréal, Québec
Vancouver, British Columbia	Toronto, Ontario	H3A 2A6
V6E 3X1	M5C 2A6

If registered Shareholders return their proxy by mail, they can appoint a person other than the Directors or officers named in the Form of Proxy as proxyholder. This person does not have to be a Shareholder. Registered Shareholders may fill in the name of the person they are appointing in the blank space provided on the Form of Proxy. Registered Shareholders must complete their voting instruction on the Form of Proxy, and date and sign the form. They must make sure that the person they appoint is aware that he or she has been appointed and attends the Meeting.

In Person at the Meeting

Registered Shareholders do not need to complete or return their Form of Proxy.

They will be required to register their attendance for the Meeting with the scrutineer at the registration desk.

1.8	VOTING BY NON - REGISTERED SHAREHOLDERS

The information set forth in this section should be reviewed carefully by non-registered Shareholders of the Corporation. Shareholders who do not hold their shares in their own name (the “Non-Registered Shareholders”) should note that only proxies deposited by Shareholders who appear on the records

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maintained by AST, the Corporation’s registrar and transfer agent, as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by his, her or its broker, trust company, bank or similar institution (collectively, a “Broker”), those shares are, in all likelihood, not registered in the Shareholder’s name. Such shares are more likely registered under the name of the Shareholder’s Broker or an agent of that Broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Non-Registered Shareholders are either “objecting beneficial owners” or “OBOs”, who object that intermediaries disclose information about their ownership in the Corporation or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Corporation pays intermediaries to send proxy-related materials to NOBOs. The Corporation does not intend to pay an intermediary to deliver the Notice of Meeting and Circular to OBOs. OBOs will not receive the Notice of Meeting and Circular unless the OBOs’ intermediary assumes the cost of delivery.

Shares held by Brokers (or their agents or nominees) on behalf of a Broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, Brokers and their agents and nominees are prohibited from voting shares for the Broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable securities laws require Brokers and other intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. The various Brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting. If you have any questions respecting the voting of shares held through a Broker or other intermediary, please contact that Broker or other intermediary immediately for assistance.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her Broker (or an agent of such Broker), a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the voting instruction form provided to them by their Broker (or the Broker’s agent) and return the same to their Broker (or the Broker’s agent) in accordance with the instructions provided by such Broker (or the Broker’s agent).

1.9	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value.

As of March 28, 2018, the Corporation had issued 2,012,314,469 fully paid and non-assessable Common Shares, each carrying the right to one vote. As of such date, no preferred shares were issued or outstanding.

A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting in person or deposits a Form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that:

(a)	the Shareholder has transferred the ownership of any such share after the Record Date, and

(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to AST no later than ten days before the Meeting that the transferee’s name be included in the list of Shareholders in respect thereof.

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To the knowledge of the Directors and officers of the Corporation, Rio Tinto plc and SailingStone Capital Partners LLC are the only persons who beneficially own, control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares. The approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares, in each case as at March 28, 2018, are:

Name and Jurisdiction of Residence	Number of Shares Owned, Controlled or Directed	Percentage of Shares Outstanding
Rio Tinto plc(1) United Kingdom	1,021,966,440	50.8%
SailingStone Capital Partners LLC United States	231,172,448	11.3%

Notes:

(1)

Common Shares are held by Rio Tinto plc indirectly through Rio Tinto International Holdings Limited (“RTIH”) (as to 439,478,332 shares) and indirectly through 535630 Yukon Inc. (as to 215,100,000 shares), 46117 Yukon Inc. (as to 152,288,108 shares) and 799674 Canada Inc. (as to 215,100,000 shares), each company a wholly-owned subsidiary of Rio Tinto plc, a London listed public company headquartered in the United Kingdom (together with its affiliates, “Rio Tinto”). The information as to Common Shares beneficially owned, controlled or directed by Rio Tinto is not within the knowledge of the management of the Corporation and is based on public filings.

2	BUSINESS OF MEETING

2.1	ELECTION OF DIRECTORS

The Corporation’s Articles of Amendment currently provide that the number of Directors will be a minimum of three and a maximum of 14. In determining the nominees for election, management has considered the advisability of having a majority of the Directors of the Board being “independent” under applicable securities laws, the need for strong professional and industry-sector representation while remaining small enough to facilitate diversity together with effective dialogue and decision-making. With this in mind, management proposes seven nominees, four of which are “independent directors” (for more details see section “Board Composition”), for election as Directors at the Meeting.

Management Nominees

The following tables set out information with respect to each of management’s seven nominees for election as Directors at the Meeting, including their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds if applicable, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Corporation, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each as at March 28, 2018, and the number of Deferred Share Units (each a “DSU”, collectively “DSUs”) held by each as at March 28, 2018. All of the seven nominees for election are currently Directors of the Corporation. As you will note from the enclosed Form of Proxy or voting instruction form, Shareholders may vote for each director individually.

Management recommends that Shareholders vote in favour of each of the following nominees.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the election of the nominees recommended by management as Directors of the Corporation, to hold office until the conclusion of the next meeting of Shareholders or until their successors are duly elected.

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James W. Gill Toronto, Canada Corporate Director / Mining Consultant(1) Age: 68 Status: Independent Joined Board: November 2014 Top 3 Areas of Expertise: CEO Mining Operations Strategic Planning

Dr. Gill has over 40 years of international mining experience as a public company CEO, an explorer, mine developer, and operator. He founded Aur Resources Inc. (“Aur”) in 1981 and served as President and Chief Executive Officer until it was acquired by Teck Resources in August 2007. While at Aur, he was directly involved in the discovery, development and/or operation of four gold and two polymetallic base metal mines in Eastern Canada and two open pit copper mines in northern Chile. He received the Bill Dennis Prospector of the Year Award from the Prospectors and Developers Association of Canada in 1989, the Mining Man of the Year Award from the Northern Miner in 1989, and the Viola Macmillan Developer of the Year Award from the Prospectors and Developers Association of Canada in 2006.

Dr. Gill currently serves as a director of Toromont Industries Ltd. and as a technical advisor to Asset Chile’s Fenex Fund.

Dr. Gill holds an Honours Bachelor of Science degree in Geology, a Master of Science degree in Economic Geology from McGill University, and a PhD in Economic Geology from Carleton University. He is a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2017 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	1/2	5/6

Audit	4/4	—	4/4

Compensation and Benefits Committee(2)	2/2	1/1	3/3

Health, Safety, Environment and Communities – Chair	4/4	—	4/4

Independent Directors	—	5/5	5/5

Total Board & Committee Attendance		95%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Toromont Industries Ltd. (TSX) (Audit, Human Resources and Compensation)	2015

COMMON SHARES BENEFICIALLY OWNED,  CONTROLLED OR DIRECTED(3)

Total as at March 28, 2018		Value(4)

100,000	C$	390,000

Total as at March 23, 2017		Value(4)

100,000	C$	390,000

DEFERRED SHARE UNITS HELD(5)(6)

Total as at March 28, 2018		Value(7)

142,010	C$	553,839

Total as at March 23, 2017		Value(7)

83,330	C$	324,987

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R. Peter Gillin Toronto, Canada Corporate Director(1) Age: 69 Status: Independent Joined Board: May 2012 Top 3 Areas of Expertise: CEO Capital Markets Strategic Planning

Mr. Gillin served as Chairman and Chief Executive Officer, and eventually Chief Restructuring Officer of Tahera Diamond Corporation, a diamond exploration, development and production company. He was also President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer. Previously, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and became Acting Chief Executive Officer during the course of his duties.

Mr. Gillin currently serves as lead director of Dundee Precious Metals Inc. and is a director of Sherritt International Corp., Silver Wheaton Corp. and TD Mutual Funds Corporate Class Ltd.

Mr. Gillin holds an Honours Business Administration degree from the Richard Ivey School of Business, Western University, and is a Chartered Financial Analyst. He is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts. He holds his ICD.D designation.

BOARD/COMMITTEE MEMBERSHIP AND 2017 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board – Chairman	4/4	2/2	6/6

Independent Directors	—	5/5	5/5

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP (8)

Company	Since

Dundee Precious Metals Inc. (TSX) (Lead Director; Compensation – Chair)	2009

Sherritt International Corp. (TSX) (Lead Director; Health, Safety and Environment)	2010

Silver Wheaton Corp. (TSX; NYSE) (Audit; Compensation – Chair)	2004

TD Mutual Funds Corporate Class Ltd. (Audit; Governance)	2010

COMMON SHARES BENEFICIALLY OWNED,  CONTROLLED OR DIRECTED(3)

Total as at March 28, 2018		Value(4)

20,000	C$	78,000

Total as at March 23, 2017		Value(4)

20,000	C$	78,000

DEFERRED SHARE UNITS HELD(5)(6)

Total as at March 28, 2018		Value(7)

166,248	C$	648,367

Total as at March 23, 2017		Value(7)

98,368	C$	383,635

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 Stephen Jones

 Sandstone Point, Australia

 Chief Advisor – Surface

 Mining and Geosciences,

 Rio Tinto(1)

 Age: 42

 Status: Non-independent

 Joined Board: December

 2017

 Top 3 Areas of Expertise:

 Mining Operations

 Health, Safety and

 Environment

 Engineering

Stephen Jones was appointed Chief Advisor – Surface Mining and Geosciences with Rio Tinto in December 2017.

Before this appointment, he spent four years working in Mongolia for Oyu Tolgoi LLC, with roles including Chief Operating Officer, Acting Chief Executive Officer and General Manager - Operations.

Mr. Jones has more than 20 years of experience working for Rio Tinto in Growth & Innovation, Copper & Coal, Aluminium, Iron Ore, and Technology & Innovation in Australia, Canada, Mongolia and the United States.

Mr. Jones holds a Bachelor of Engineering (Hons) from the University of Queensland, Australia and a Graduate Diploma in Management from Deakin University, Australia.

BOARD/COMMITTEE MEMBERSHIP AND 2017 MEETING ATTENDANCE(9)

	Regular	Ad hoc	Total

Board	N/A	N/A	N/A

Health, Safety, Environment and Communities	N/A	N/A	N/A

Total Board & Committee Attendance		N/A

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED(3)

Total as at March 28, 2018

None

DEFERRED SHARE UNITS HELD

Total as at March 28, 2018

None

12	Turquoise Hill Resources Ltd. 2017 Proxy Circular

 Ulf Quellmann

 London, United Kingdom

 Vice President, Strategic  Projects, Copper &  Diamonds, Rio Tinto(1)

 Age: 52

 Status: Non-independent

 Joined Board: May 2017

 Top 3 Areas of Expertise:

 CFO

 Capital Markets

 Enterprise Risk

 Management

Ulf Quellmann is currently Vice President, Strategic Projects, Copper and Diamonds at Rio Tinto. Before this appointment, he was Chief Financial Officer, Copper and Diamonds at Rio Tinto from 2016 to 2018. Prior to this, he was Group Treasurer at Rio Tinto. Before joining Rio Tinto in 2008, Mr. Quellmann had been with Alcan, based in Montreal, and with General Motors in both New York and London.

During his time at Alcan, Mr. Quellmann held a variety of senior finance positions of which the most recent role was that of Vice-President, Investor Relations. At General Motors, Mr. Quellmann spent a few years at the Treasurer’s Office in New York. He also worked at Vauxhall Motors, GM’s United Kingdom subsidiary, for five years in various finance, marketing and general management roles.

Mr. Quellmann holds an MBA from the London Business School and is also a non-executive director on the board of Spectris plc, a public company listed on the London Stock Exchange.

BOARD/COMMITTEE MEMBERSHIP AND 2017 MEETING ATTENDANCE(10)

	Regular	Ad hoc	Total

Board	3/3	—	3/3

Nominating and Corporate Governance	3/3	—	3/3

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Spectris plc (LSE)	2015

COMMON SHARES BENEFICIALLY OWNED,  CONTROLLED OR DIRECTED(3)

Total as at March 28, 2018

None

DEFERRED SHARE UNITS HELD

Total as at March 28, 2018

None

13	Turquoise Hill Resources Ltd. 2017 Proxy Circular

Russel C. Robertson Toronto, Canada Corporate Director(1) Age: 70 Status: Independent Joined Board: June 2012 Top 3 Areas of Expertise: CFO Accounting Designation Banking/Capital Markets/ M&A

From June 2013 to August 2016, Mr. Robertson served as Executive Vice-President, and Head, Anti-Money Laundering at BMO Financial Group. From March 2011 to June 2013, Mr. Robertson served as Executive Vice-President, Business Integration at BMO Financial Group, and as Vice-Chair at BMO Financial Corp. (formerly Harris Financial Corp.). In this capacity, he was responsible for overseeing the integration of Marshall & Ilsley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to this role, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March 2008 and March 2011. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant. Mr. Robertson held various senior positions with two major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson currently serves as director of Valeant Pharmaceuticals International.

Mr. Robertson holds an Honours Business Administration degree from the Richard Ivey School of Business, Western University, is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Professional Accountants (Ontario). He is a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2017 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	2/2	6/6

Audit – Chair	4/4	—	4/4

Compensation and Benefits	3/3	1/1	4/4

Nominating and Corporate Governance(11)	2/2	—	2/2

Independent Directors	—	5/5	5/5

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Valeant Pharmaceuticals International (TSX; NYSE) (Audit – Chair)	2016

COMMON SHARES BENEFICIALLY OWNED,  CONTROLLED OR DIRECTED(3)

Total as at March 28, 2018

None

DEFERRED SHARE UNITS HELD(5)(6)

Total as at March 28, 2018		Value(7)

189,838	C$	740,368

Total as at March 23, 2017		Value(7)

124,208	C$	484,411

14	Turquoise Hill Resources Ltd. 2017 Proxy Circular

Maryse Saint-Laurent Calgary, Canada Corporate Director(1) Age: 58 Status: Independent Joined Board: January 2017 Top 3 Areas of Expertise: Securities Law Human Resources Capital Markets

Ms. Saint-Laurent is an accomplished executive, senior advisor to boards and management and corporate director with over 20 years’ experience as a business-oriented corporate, transactional and securities lawyer in the energy and electricity sectors. Ms. Saint-Laurent has led several transactions and has a strong governance background. She also possesses several years’ experience in human resources management and compensation analysis and pension administration. From 2013 to 2015, she was Vice-President Legal and Corporate Secretary for TransAlta Renewables Inc., a renewable power generation company, and from 2011 to 2015, she was also Vice-President Legal and Corporate Secretary for TransAlta Corporation, a power generation company with domestic and international operations. Prior thereto, Ms. Saint-Laurent held roles as Corporate Secretary and general counsel and senior legal counsel for companies in the oil and gas sector and has past experience in employment law, labour relations, human resources and pension administration in both the private and government sectors.

Ms. Saint-Laurent is a member of the board of the Alberta Securities Commission, the Calgary Prostate Cancer Centre and Western Sky Land Trust.

Ms. Saint-Laurent holds a Master in Laws from York University, Osgoode Hall Law School, a Law degree and Bachelor of Arts from the University of Alberta and has her ICD.D designation.

BOARD/COMMITTEE MEMBERSHIP AND 2017 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	2/2	6/6

Audit	4/4	—	4/4

Compensation and Benefits – Chair	3/3	1/1	4/4

Nominating and Corporate Governance – Chair	4/4	—	4/4

Independent Directors	—	5/5	5/5

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

None

COMMON SHARES BENEFICIALLY OWNED,  CONTROLLED OR DIRECTED(3)

Total as at March 28, 2018	Value(4)

800	C$ 3,120

Total as at March 23, 2017	Value

None

DEFERRED SHARE UNITS HELD(5)(6)

Total as at March 28, 2018		Value(7)

35,060	C$	136,734

Total as at March 23, 2017		Value(7)

7,910	C$	30,849

15	Turquoise Hill Resources Ltd. 2017 Proxy Circular

 Jeff Tygesen

 Salt Lake City (Utah),

 United States

 Chief Executive Officer of

 the  Corporation(1)

 Age: 59

 Status: Non-independent

 Joined Board:  August 2012

 Top 3 Areas of Expertise:

 CEO

 Strategic Planning

 Mining Operations

Mr. Tygesen was appointed Chief Executive Officer of the Corporation on December 1, 2014. Previously, Mr. Tygesen spent more than 30 years with Rio Tinto in operational roles across multiple product groups as well as technology and innovation and strategic planning. Prior to his appointment as Chief Executive Officer, Mr. Tygesen was Vice-President, Copper Development at Rio Tinto Copper Group and was responsible for overseeing Rio Tinto’s joint venture interests, technical and innovation development, sustainable development and accountability at the company’s Chilean and Indonesian copper projects. His previous positions included Mining Executive, Rio Tinto Copper Group; Regional General Manager, Rio Tinto Technology and Innovation; Manager, Long Term and Strategic Planning, Rio Tinto Energy America Coal; and Manager of Mine Development, Diavik Diamond Mines.

He is a member of the Oyu Tolgoi LLC Board of Directors.

Mr. Tygesen holds a Bachelor of Science degree (Mining Engineering) and a Master of Science degree (Mining Engineering), both from the University of Utah (College of Mines and Earth Sciences). He is a member of the Society of Mining Engineering and the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2017 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	2/2	6/6

Health, Safety, Environment and Communities	4/4	—	4/4

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

None

COMMON SHARES BENEFICIALLY OWNED,  CONTROLLED OR DIRECTED(3)

Total as at March 28, 2018

None

DEFERRED SHARE UNITS HELD

Total as at March 28, 2018

None

16	Turquoise Hill Resources Ltd. 2017 Proxy Circular

Notes:

1.	The biographical information is not within the knowledge of management of the Corporation and has been furnished by the nominee.
2.

Dr. Gill became a member of the Compensation and Benefits Committee on May 11, 2017. The number of meetings attended for this committee has been adjusted to reflect Dr. Gill’s attendance since he became a member of the committee.

3.	Information relating to Common Shares beneficially owned, controlled or directed by a Director is not within the knowledge of management of the Corporation and has been furnished by the nominee.
4.

“Total Market Value of Common Shares” is calculated by multiplying the number of Common Shares held by the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on March 28, 2018 (C$3.90).

5.

The Deferred Share Unit Plan of the Corporation (the “DSU Plan”) was approved in May 2013 and was subsequently amended on March 15, 2016. For additional details relating to the DSU Plan, see Section 5 - “Annual Retainers, Attendance Fees and Other Remuneration”.

6.	Under the terms of the DSU Plan, any DSUs held by a Director are redeemed for cash as of the date such person ceases to be a Director of the Corporation.
7.	“Value of Deferred Share Units” is calculated by multiplying the number of DSUs outstanding by the closing price of the Common Shares on the TSX on March 28, 2018 (C$3.90).
8.	See additional information relating to Mr. Gillin’s memberships on public boards on page 21.
9.	Mr. Jones was appointed Director of the Corporation as of December 18, 2017.
10.	Mr. Quellmann was elected Director of the Corporation as of May 12, 2017. The number of meetings attended has been adjusted to reflect Mr. Quellmann’s attendance since his election.
11.

Mr. Robertson became a member of the Nominating and Corporate Governance Committee on May 11, 2017. The number of meetings attended for this committee has been adjusted to reflect Mr. Robertson’s attendance since he became a member of the committee.

17	Turquoise Hill Resources Ltd. 2017 Proxy Circular

Skills Matrix

The Nominating and Corporate Governance Committee uses a skills matrix to identify and track the key skills and areas of strength that the Board believes are important for overseeing the Corporation’s business, management and future growth. The Committee reviews the skills matrix at least once a year to assess whether the size and composition of the Board are appropriate for the Corporation’s needs. The skills matrix is also used to develop a list of potential candidates for nomination to the Board of Directors. The following table identifies the skills and competencies of each nominee in the various areas of experience:

Governance
Board Experience	✓	✓		✓	✓	✓	✓
Committee Experience	✓	✓		✓	✓	✓	✓
Chair Experience	✓	✓		✓		✓	✓
Leadership
CEO	✓	✓	✓	✓			✓
COO	✓		✓				✓
CFO	✓			✓	✓
Senior Management / Partner	✓	✓	✓	✓	✓	✓	✓
Relevant Industry Knowledge/Experience
Exploration	✓			✓	✓		✓
Mining Operations	✓	✓	✓	✓	✓	✓	✓
Power	✓					✓
Other Resources	✓		✓			✓	✓
Financial Acumen
Financial Literacy	✓	✓		✓	✓	✓	✓
Accounting Designation				✓
Banking / Capital Markets / M&A	✓	✓		✓	✓	✓	✓
Operations/Management
Business Development	✓	✓		✓	✓	✓	✓
Engineering	✓		✓				✓
Human Resources / Compensation	✓	✓	✓	✓		✓	✓
International	✓	✓	✓	✓	✓	✓	✓
Information Systems / Technology	✓		✓	✓			✓
Sales & Marketing	✓	✓			✓		✓
Strategic Planning / Leading Growth	✓	✓	✓	✓	✓	✓	✓
Enterprise Risk Management	✓	✓	✓	✓	✓	✓	✓
Legal/Government/Environment
Corporate Law	✓	✓		✓		✓
Securities Law / Regulations	✓	✓		✓		✓
Government Policy / Relations		✓	✓			✓	✓
Health, Safety & Environment	✓	✓	✓	✓	✓	✓	✓
Corporate Social Responsibility/Sustainable Practices	✓	✓	✓	✓	✓	✓	✓
Other
Diversity						✓

18	Turquoise Hill Resources Ltd. 2017 Proxy Circular

Previous Year’s Voting Results

	2017

	Votes For	% For	Votes Withheld	% Withheld
James W. Gill	1,799,054,614	99.8%	4,054,963	0.2%
R. Peter Gillin	1,740,694,893	96.5%	62,414,684	3.5%
Ulf Quellmann	1,751,247,201	97.1%	51,862,376	2.9%
Russel C. Robertson	1,798,858,700	99.8%	4,250,877	0.2%
Maryse Saint-Laurent	1,800,942,174	99.9%	2,167,403	0.1%
Craig Stegman(1)	1,754,601,918	97.3%	48,507,659	2.7%
Jeff Tygesen	1,797,478,515	99.7%	5,631,062	0.3%

	Votes For	% For	Votes Against	% Against
“Say on Pay” advisory vote	1,797,045,914	99.7%	6,063,663	0.3%

(1)	Dr. Stegman resigned from the Board of Directors effective September 13, 2017.

Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no Director is, or has been within the last ten years, a director or executive officer of an issuer that, while that individual was acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities regulations, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that individual ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order that denied the issuer access to any exemption under Canadian securities regulations, for a period of more than 30 consecutive days; or (c) within one year of that individual ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except for the following:

Mr. Gillin was a director, Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to September 2008, as well as Chief Restructuring Officer until December 2008. Tahera filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the TSX in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties to Shear Minerals Ltd. The monitoring process under CCAA concluded by order of the Ontario Superior Court of Justice in September 2010.

Majority Voting Policy

On March 22, 2013, the Board adopted a majority voting policy pursuant to which, in an uncontested election of Directors, if a nominee for election as a Director receives a greater number of votes “withheld” or “abstained” than votes “for” with respect to the election of Directors by Shareholders, he or she will be expected to tender his or her resignation to the Board promptly following the meeting of Shareholders at which the Director is elected. The Board will accept such resignation, except in exceptional circumstances, and announce such decision in a press release to be issued within 90 days following the meeting of Shareholders. The Director who

19	Turquoise Hill Resources Ltd. 2017 Proxy Circular

offered to tender his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.

Term of Office

The term of office of each of the current Directors will end at the conclusion of the Meeting. Unless a Director’s office is earlier vacated in accordance with the provisions of the YBCA, each Director elected will hold office until the conclusion of the next annual meeting of Shareholders of the Corporation or, if no Director is then elected, until a successor is elected.

Tenure

Collectively, the seven nominees for election as Directors have 23 years of experience on the Board and individually, the years of service go up to six years.

Diversity

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors.

The Board of Directors has adopted a written policy regarding diversity on the Board of Directors and in executive officer positions (the “Diversity Policy”) which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experiences is critical to the Corporation’s success. By bringing together highly qualified men and women from diverse backgrounds, including from underrepresented groups that may not have access to traditional networks, and giving each person the opportunity to contribute their skills, experiences and perspectives, the Corporation believes that it is able to deliver the best solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board and management team. Maintaining and advancing diversity in the Corporation will assist in upholding its status as a leading mining company. For the purposes of Board composition and composition of the team of Executive Officers, diversity includes, but is not limited to, gender, ethnicity, aboriginal status, physical disabilities and age. In particular, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women can play in contributing to the diversity of perspective on the Board and in executive officer positions. With respect to recruiting new Directors and new executive officers in the future, the Board will seek to include diverse candidates, including women. See Schedule B – “Statement of Corporate Governance Practices” for more details regarding the Diversity Policy.

The Corporation’s commitment to diversity and inclusion aligns with its values of accountability, respect, teamwork and integrity and is reflected in its Code of Business Conduct, which is modeled on Rio Tinto’s global code of business conduct entitled The Way We Work. For more details, see Section 6.5 – Code of Business Conduct.

Over-Boarding Policy

As part of the mandate of the Board of Directors (the “Board Mandate”), the Corporation has adopted an over-boarding policy which includes the application of the following guidelines when considering candidates to become Directors of the Corporation: (a) for candidates that are chief executive officers or other senior executives of public corporations, individuals should hold no more than two public corporation directorships (including the Corporation’s Board), and (b) for other candidates, candidates should hold not more than a total

20	Turquoise Hill Resources Ltd. 2017 Proxy Circular

of five public corporation directorships (including the Corporation’s Board). The Corporation believes that this policy underscores the importance for each candidate to make the commitment of time necessary to be a Director of the Corporation.

Prior to the Corporation’s annual meeting held in May 2016, proxy advisory firm Glass Lewis raised a concern that Mr. Gillin was overboarded on the basis that he was a member of four public company audit committees, including the Audit Committee of the Corporation, and recommended withholding votes from Mr. Gillin as a Board nominee.

In 2017, Mr. Gillin resigned from the Audit Committee of the Corporation. Nevertheless, the Corporation does not believe that Mr. Gillin was overboarded in respect to his membership of four public company audit committees. The Corporation conducted this review annually taking into consideration that:

1.

Mr. Gillin was the chief financial officer of two significant public companies and has 30 years of experience in investment banking. He is a CFA and Ivey Business School graduate with a complete understanding of finance and accounting matters. Overall, his background demonstrates that he has the financial experience to continue serving on as many as four audit committees.

2.

Furthermore, Mr. Gillin’s board commitment at TD Mutual is substantially less than and not comparable to time commitments required for other public companies because TD Mutual (i) has virtually no employees; (ii) is not listed on an exchange; (iii) convenes its audit committee only twice a year; and (iv) has a singular function, which is to invest funds.

3.	Mr. Gillin has historically sat on not more than four audit committees and presently sits on only two audit committees.

Mr. Gillin currently serves on the board of a total of five public companies (including the Corporation) and has an attendance record of 100% for all companies for the last four years. The table below lists more information on his directorships.

Name of the Company	Leadership Roles	Committees(1)	Exchange	Tenure (years)	Attendance in 2017(2)
Turquoise Hill Resources Ltd.	Chairman of the Board	0	TSX, NYSE	6	100%
Dundee Precious Metals inc.	Lead Director Chair – Compensation	1	TSX	8	100%
Sherritt International Corporation	Lead Director	1	TSX	8	100%
Silver Wheaton Corp.(3)	Chair – Compensation	2	TSX, NYSE	13	100%
TD Mutual Funds Corporate Class Ltd.(3)	—	2	N/A(4)	7	100%

(1)	Does not include ad hoc committees.

(2)	The attendance record includes Board and Committee meetings.

(3)	Mr. Gillin serves on the audit committee of these companies.

(4)	TD Mutual Funds Corporate Class Ltd. (“TD Mutual”) is a reporting issuer, but is not listed on an exchange.

Interlocking Directorships

There are no interlocking directorships that exist among management’s seven Director nominees as of March 28, 2018.

21	Turquoise Hill Resources Ltd. 2017 Proxy Circular

Retirement Policy

The Corporation’s Board Mandate requires that Directors offer their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching 12 years of service on the Board, which term may be extended as determined by the Board in its absolute discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives.

Succession Planning

The Board of Directors has oversight of the development of succession plans for the Chief Executive Officer of the Corporation and the senior management team. Each year, the Board of Directors and the Compensation and Benefits Committee, which is comprised solely of independent Directors, consider the strength of the succession plan for the Chief Executive Officer and the senior management team in light of the Corporation’s short and long-term business objectives. In establishing a list of suitable candidates to be considered for senior roles, the Board of Directors and the Compensation and Benefits Committee consider, along with other candidates, potential candidates from within Rio Tinto, a leading global mining group with access to a significant pool of talent.

Summary of Board and Committee Meetings Held

The following table summarizes the meetings of the Board of Directors and its various committees held during the year ended December 31, 2017:

Board of Directors	6
Compensation and Benefits Committee	4
Audit Committee	4
Nominating and Corporate Governance Committee	4
Health, Safety and Environment Committee	4
Independent Directors	5

In addition to the number of meetings above, eight resolutions in writing were passed by the Board of Directors in 2017. Resolutions in writing must be executed by all of the Directors entitled to vote on the subject matter of the resolution.

In addition to Board of Directors and committee meetings, the independent Directors held five ad hoc meetings during the year ended December 31, 2017. These meetings are in addition to regular in camera meetings of the independent Directors, which are a standing agenda item for all Board of Directors meetings. The purpose of these meetings included the following:

•	Raise substantive issues that are more appropriately discussed in the absence of management and Directors who are Rio Tinto employees or secondees;

•	Discuss any matters of concern raised by any committee or Director that requires independent consideration;

•	Address issues raised but not resolved at meetings of the Board and assess any follow-up needed;

•	Discuss and consider matters that impact the interests of the minority Shareholders and other stakeholders;

•

Discuss the quality, quantity, and timeliness of the flow of information from senior management and Oyu Tolgoi LLC that is necessary for the independent Directors to effectively and responsibly perform their duties; and

•	Evaluate existing Board processes and ways to enhance transparency and the effectiveness of corporate governance practices.

22	Turquoise Hill Resources Ltd. 2017 Proxy Circular

Orientation and Continuing Education for Directors

New Board members are provided with an information package on the Corporation containing copies of all corporate policies (including the Code of Business Conduct) and other key documents and participate in an on-boarding session organized by the Corporation’s General Counsel, who provides an overview of legal and regulatory requirements, Board and committee mandates and policies, corporate disclosure protocols, and compliance and corporate governance matters. There is also an opportunity to discuss with the Chairman of the Board the contribution individual Directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors and other factors that are important to Board effectiveness. All of the Directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. The Corporation encourages and Directors have attended other appropriate continuing education activities, including seminars, conferences, and industry forums. In particular, certain Directors have participated in the external and internal activities outlined in the table below during fiscal 2017:

Date	Topic	Prepared/Hosted by
January	Cybersecurity Oversight	National Association of Corporate Directors
January	New Realities – Climate Change and Social Media	Institute of Corporate Directors
January	Government Contracts and National Security Implications	Mayer Brown
January	Human Resources & Compensation Committee – Readiness for Year-End Decisions	Institute of Corporate Directors
January	The Next Board Gender Diversity Conversations	Institute of Corporate Directors
February	Change in Regulatory Climate in Washington	Mayer Brown
February	2017 Annual Update on U.S. Legal Developments Affecting Canadian Companies	Paul Weiss
March	Board Independence Requirements and Governance Updates	Turquoise Hill General Counsel
March	Digital Transformation in Mining	KPMG
April	Preparing for Mandatory Data Breach Reporting Requirements	Institute of Corporate Directors
May	Proxy Voting Guidelines and Recommendations	Turquoise Hill General Counsel
May	Human rights and Foreign Subsidiaries and other Governance Updates	Turquoise Hill General Counsel
May	How Regulators are Assessing Corporate Compliance Programs	Paul Weiss
May	Fundamentals of IT Oversight	Institute of Corporate Directors
June	Executive Pay Trends and Issues	Hugessen Consulting
June	Mining Audit Committee	KPMG
July	Cybersecurity Risk	Turquoise Hill General Counsel
September	Oyu Tolgoi site visit	Oyu Tolgoi management team
October	LIBOR Update	Mayer Brown
October	Preparing for Pay Ratio Disclosure	Mayer Brown
November	Director Duties, Disclosure and Proxy Advisory Focus Areas	Turquoise Hill General Counsel
November	Northwind Mining Invitational Forum	Northwind
November	Identifying, Monitoring and Overseeing Insider Threat	Institute of Corporate Directors

23	Turquoise Hill Resources Ltd. 2017 Proxy Circular

December	Executive Awards Strategy	Mercer

Board members have full access to the Corporation’s records. The Corporation’s General Counsel also provides regular updates on corporate governance best practices to the Directors. Directors periodically visit the Corporation’s copper and gold mine located at Oyu Tolgoi in Mongolia (the “Oyu Tolgoi”). The Board also holds a strategy session on at least an annual basis.

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars.

Director Assessments and Self-Assessments

The Nominating and Corporate Governance Committee oversees the process for assessing the effectiveness of the Board as a whole and the committees of the Board. The Nominating and Corporate Governance Committee has adopted a written questionnaire and regularly reviews and updates the assessment process as needed. Directors complete Board and committee assessments. Such assessments are in the form of a performance evaluation questionnaire. The questionnaire covers a wide range of matters, including corporate governance items, and provides for qualitative ratings and subjective comments and recommendations in each area being assessed. The Nominating and Corporate Governance Committee reviews the aggregated responses for each committee and the Board, in order to initiate any governance changes that may arise from the assessments. In addition, each committee reviews their own aggregated responses and the Board receives and reviews the aggregated responses for the Board and all committees. Discussion at the Board is held in camera.

Further, as part of the evaluation process, Directors complete self-assessments which assess matters including skills and experience, preparation, attendance, accountability, communication, and contribution to strategic planning. Following the self-assessments, the Chair of the Board conducts one-on-one reviews on an annual basis with each Director assessing their contributions to the Board, commentary on the workings of the Board generally and seeking feedback on other Directors as well as the Chair of the Board. Overall, the process is comprehensive and provides each Director with the ability to receive and provide feedback on the workings of the Board.

Resolution of Conflicts

It is the duty of the Board to supervise the management of the business and affairs of the Corporation with a view to the best interests of the Corporation, including its Shareholders as a whole. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of the Corporation and the interests of its controlling shareholder.

Board members are regularly asked to disclose any conflict or potential conflict of interest prior to Board and committee meetings. A Director’s conflict or potential conflict is recorded in the minutes of the meeting and the Director is required to abstain from voting on any resolution in respect of that matter. In particular, in relation to any agreements entered into between Rio Tinto and the Corporation, decisions are made solely by the independent Directors of the Corporation.

The independent Directors meet in camera, separately from management, at the end of all meetings of the Board of Directors, to discuss various matters, some of which present actual or potential conflicts of interest for the full Board. In addition, meetings of independent Directors are held to receive updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters which pertain to the controlling shareholder or matters raised by other shareholders and requiring the attention of the independent Directors.

24	Turquoise Hill Resources Ltd. 2017 Proxy Circular

2.2	APPOINTMENT OF AUDITORS

Shareholders will be requested to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, Vancouver, B.C. (“PwC”) as auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix its remuneration and the terms of its engagement. PwC was first appointed as auditor of the Corporation on April 2, 2012. The appointment of PwC must be approved by ordinary resolution at the Meeting.

Management and the Board recommend that PwC be appointed as auditor of the Corporation until the next annual meeting of Shareholders.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the appointment of PwC, as auditor of the Corporation to hold office until the next annual meeting of Shareholders, at a remuneration to be fixed by the Directors.

Audit Services

The aggregate fees billed by PwC and its affiliates in fiscal 2017 and fiscal 2016 are detailed below (rounded). Amounts presented in each year may be impacted by timing of billing.

	2017		2016
Audit Fees (a)	C$	2,423,000	C$	1,987,000
Audit Related Fees	C$	Nil	C$	Nil
Tax Fees	C$	30,000	C$	87,000
Other Fees	C$	2,000	C$	18,000
Total	C$	2,455,000	C$	2,092,000

(a)	Fees for audit services billed relating to fiscal 2017 and 2016 consist of:

•	Audit of the Corporation’s annual consolidated financial statements;

•	Audit of the Corporation’s subsidiaries Oyu Tolgoi Netherlands B.V., Heruga Exploration LLC and Asia Gold Mongolia LLC;

•	Translation services;

•	Reviews of the Corporation’s interim financial statements; and

•	Comfort letters, consents, and other services related to the U.S. Securities and Exchange Commission (“SEC”).

In addition, in 2017 and 2016, fees were paid for services provided pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

The Audit Committee’s charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, which pre-approval was modified to services above $250,000 by a resolution of the Board of Directors in March 2013. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, all of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and other fees were approved by the Audit Committee.

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2.3	ADOPTION OF A SAY ON PAY RESOLUTION

An advisory “say on pay” resolution (reproduced below) is submitted for adoption by the Shareholders. As this is an advisory vote, the results will not be binding upon the Corporation. If a significant number of Shareholders vote against the say on pay resolution, the Board will, in the ensuing year, consult with the Shareholders on their concerns about the compensation plans in place so that Directors clearly understand their concerns. The Board will then review the Corporation’s approach to compensation in light of these concerns. As all Named Executive Officers are secondees of Rio Tinto, the Board would subsequently consult with Rio Tinto on how to best improve executive compensation policies and practices. At the 2017 annual meeting of Shareholders of the Corporation, 99.7% of Shareholders voted for the Corporation’s approach to executive compensation.

At the Meeting, Shareholders will be asked to review and, if deemed appropriate, to adopt the following resolution:

“BE IT RESOLVED:

THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular delivered in advance of the 2018 annual meeting of shareholders of the Corporation.”

Management and the Board of Directors recommend that Shareholders vote in favour of the approval of this “say on pay” resolution.

Unless contrary instructions are indicated on the Form of Proxy or the voting information form, the persons designated in the accompanying Form of Proxy or voting information form intend to vote FOR this “say on pay” resolution.

3	COMPENSATION DISCUSSION AND ANALYSIS

In accordance with the requirements of applicable securities regulations in Canada, the statement of executive compensation for the Corporation is provided in respect of the following individuals for fiscal 2017: (a) the CEO, (b) the CFO, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of fiscal 2017 whose total compensation for fiscal 2017 exceeded C$150,000, and (d) each individual who would be included under (c) above but for the fact that such individual was not an executive officer of the Corporation or its subsidiaries at the end of fiscal 2017 (collectively the “Named Executive Officers” or “NEOs”). In respect of fiscal 2017, only one individual meets the criteria of paragraph (c) above, and as a result, the executive compensation disclosed in this Circular is in relation to the current CEO, the former CFO, the former Acting CFO, the current CFO and the Vice-President, Operations and Development.

3.1	COMPENSATION PHILOSOPHY AND GOALS

The guiding principles for the Corporation’s executive compensation philosophy are as follows:

•	Ensure a strong link between performance and compensation levels in relation to the Corporation’s key short, medium and long-term business strategy and objectives;

•	Align the Corporation’s executives’ interests with those of its Shareholders;

•	Encourage and reward high performance; and

•	Provide transparent and balanced compensation in relation to the role being performed.

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The Corporation’s compensation policies and practices, in particular in respect of the CEO and CFO, is designed to reflect the following considerations:

•

A significant portion of each executive’s compensation should be performance-based, assessed against a number of measures that are aligned with the Corporation’s key strategic goals over the short, medium and long terms;

•	The metrics should include broad corporate financial metrics as well as individual and/or corporate non-financial measures key to managing risk;

•	Payments of performance-based compensation should be aligned with the period of time over which results are achieved and the related risks are assumed;

•

There should be symmetry between the upside and the downside of performance-based compensation. If performance targets are significantly exceeded, compensation above target levels may be warranted, provided that compensation is similarly reduced in the event that performance is below target;

•

Performance-based compensation should be paid only if the Corporation actually meets or exceeds the measurable performance targets and achievement of performance targets should be a significant component in the vesting of equity-based awards;

•

Variable compensation components should include caps to ensure an appropriate sharing of value between management and Shareholders and to limit the incentive to take excessive risks in order to achieve short-term, unsustainable performance; and

•

In cases where the performance metrics used indicate a substantial payout, the Board should assess the extent to which the performance may have been favourably affected by factors outside of management’s control and, in such instances, consider whether any downward adjustments to award levels are warranted.

3.2	COMPENSATION AND BENEFITS COMMITTEE

Role and Composition

The Corporation’s executive compensation program is administered by the Compensation and Benefits Committee. The Compensation and Benefits Committee is composed of Ms. Saint-Laurent, Mr. Robertson and Dr. Gill, all of whom are independent Directors who have direct experience and skills in executive compensation that enable the Compensation and Benefits Committee to make decisions on the suitability of compensation policies and practices:

•

Ms. Saint-Laurent was elected Chair of the Compensation and Benefits Committee in May 2017 and possesses over thirty years of direct and indirect experience in human resources management, compensation analysis and pension administration. She has served on several private company boards as well as not-for-profit boards, often as chair and as a member of audit, human resources and governance committees. She has also served on the pension administration committees of large public companies.

•

Dr. Gill has over 40 years of international experience in all aspects of the industry serving as the CEO of a public mining company for 26 years. He has also served (and serves) on the board and compensation, human resources and audit committees of a number of public and private resource companies.

•

Mr. Robertson has over 15 years of experience in the areas of compensation and human resources. He has, during his career, held various senior executive positions with two large accounting firms and with a major public company where he was responsible for determining compensation and oversight of performance evaluations.

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The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The Compensation and Benefits Committee’s responsibilities include, but are not limited to, the following:

•	Reviewing and making recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all executive officers and Directors;

•

Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on such evaluation;

•

Administering and making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans, including setting performance targets so that incentive compensation aligns with the Corporation’s performance and the interests of all Shareholders;

•

Reviewing the recipients of, and the nature and size of equity-linked awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements;

•	Preparing any report as may be required under applicable securities law, stock exchange, and any other regulatory requirements;

•	Overseeing risk identification and management in relation to compensation policies and practices and reviewing disclosure in that respect;

•	Determining fees payable to members of any ad hoc committee established by the Board; and

•	Overseeing the selection of a benchmark group for the purposes of comparing compensation or any element of compensation and reviewing disclosure in this respect.

Since all NEOs are Rio Tinto secondees, the role and responsibility of the Compensation and Benefits Committee in establishing their compensation policies is more limited than it otherwise would be given that elements such as base salary, incentive award opportunities and employee benefits are set forth in the secondment agreements which were established by Rio Tinto. However, the Compensation and Benefits Committee retains discretion in reviewing the individual objectives and ratings of the CEO as well as determining the total amount of incentive award given to him. In addition, the Compensation and Benefits Committee has determined that it was critical to import an equity driven, performance based long-term incentive element to senior executives’ compensation packages, which has taken the form of the PSU Plan adopted by the Board in March 2013 to link compensation to performance of the Corporation.

As for STIP payments, the Compensation and Benefits Committee considered a number of factors, including the business environment in which the Corporation operates, individual performance, the achievement of specified objectives and the stage of the Corporation’s development among others to determine the extent to which target thresholds for the payout of short-term incentives established pursuant to the secondment agreements of Rio Tinto secondees have been met.

The Compensation and Benefits Committee meets as many times as it deems necessary, but not less frequently than twice per year, to deal with compensation matters. Its recommendations are reviewed and, if deemed appropriate, approved by the Board. In establishing total compensation, the Compensation and Benefits Committee, subject to the limitations discussed above, works with the Corporation’s senior executives to evaluate their performance and consider compensation criteria for their positions. The Compensation and Benefits Committee determines the appropriateness of management’s proposals based on market data, a recommended framework provided by compensation consultants, and its own evaluation of each individual’s past performance.

Management of Risk

In making compensation decisions, the Compensation and Benefits Committee and the Board regularly assess, as part of their respective deliberations, the risks associated with the Corporation’s compensation policies and

28	Turquoise Hill Resources Ltd. 2017 Proxy Circular

practices to ensure that the compensation of executives does not encourage them to take inappropriate risks that are reasonably likely to have a material adverse effect on the Corporation. The Board and the Compensation and Benefits Committee have developed certain practices which help them mitigate and manage compensation-related risks.

•

Balanced Compensation Mix. The Corporation’s executive compensation program aims at limiting the incentive to take excessive risks in order to achieve short-term, unsustainable performance. Instead, in assessing performance, the Compensation and Benefits Committee and the Board consider multiple short and long-term factors, including contribution to shareholder value and corporate business objectives and other compliance factors.

•	Performance Based Incentives. Awards under the PSU Plan are paid out based on a performance period of three years.

•	Benchmarking. Elements of executive compensation are benchmarked against appropriate comparator groups.

•

Use of Discretion. Compensation decisions are not entirely based on fixed formulas, and the Board and the Compensation and Benefits Committee retain discretion in reviewing the individual objectives and ratings of the CEO as well as when granting short-term and long-term incentive awards in order to ensure that awards granted truly reflect an individual’s performance and contribution.

•

External Compensation Advisor. The Compensation and Benefits Committee uses the services of Mercer (Canada) Limited (“Mercer”), a compensation advisor, to assist in designing the executive compensation program.

•	Shareholding Guidelines. NEOs and Directors are subject to shareholding guidelines to reinforce alignment of their interests with those of the Shareholders.

•

Anti-Hedging Policy. Executives and Directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation.

•	Clawback Policy. The Corporation can recoup or claw back incentive compensation based on achieving performance targets that were later restated by the Corporation (the “Clawback Policy”).

In fiscal 2017, there were no risks identified by the Board or the Compensation and Benefits Committee in the Corporation’s compensation practices that were reasonably likely to have a material adverse effect on the Corporation.

Outside Consultants

The Compensation and Benefits Committee has the authority to engage outside advisors to provide advice in its deliberations, and assistance at the expense of the Corporation. Before retaining any such advisor, following discussion with the Board, the Compensation and Benefits Committee considers the independence of such advisor, including any independence factors that it is required to consider in accordance with applicable securities laws, stock exchanges or any other regulatory requirements. The Compensation and Benefits Committee has the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of compensation to any advisors or other professionals retained and the amount of ordinary course administrative expenses of the Compensation and Benefits Committee that are necessary or appropriate in carrying out its duties.

The Compensation and Benefits Committee originally retained Mercer in 2008 to examine and make a recommendation for long-term incentive awards for the then new CEO and CFO and to establish an expanded peer comparator group for these purposes. In 2017, the Compensation and Benefits Committee retained Mercer to assist in reviewing this Circular, to assist with the application of the executive compensation program and to assist in developing a new PSU comparator group for its PSU Plan, and to review and consider the metrics under the PSU Plan, taking into consideration the current status of the Corporation’s major asset. Although not

29	Turquoise Hill Resources Ltd. 2017 Proxy Circular

formally required to do so under its mandate, the Chair of the Board pre-approves any services, advice or assistance that advisors, such as Mercer, assisting the Board or the Compensation and Benefits Committee on compensation matters, may provide to the Corporation at the request of management.

Executive Compensation-Related Fees

The following table indicates the compensation received by Mercer and its affiliates in fiscal 2017 and 2016.

	2017		2016
Executive Compensation-Related Fees(1)	C$	33,844	C$	23,122
All Other Fees	C$	Nil	C$	Nil
Total	C$	33,844	C$	23,122

Notes:

(1)

Includes all fees received for services related to determining compensation for Directors and executive officers of the Corporation, including services relating to the review of the Corporation’s management information circular and the development of a new PSU comparator group and of executive share ownership guidelines.

3.3	BENCHMARKING PRACTICES

In assessing performance under the Corporation’s PSU Plan, the Corporation has adopted a performance peer comparator group (the “PSU Peer Comparator Group”) with the assistance of Mercer, consisting of 15 companies that are copper and gold producers with an international focus, a median market capitalization comparable to that of the Corporation and at least three years of trading history. Relative to these companies, the Corporation was roughly in the middle range with respect to market capitalization. Performance for PSU grants made to the NEOs under the PSU Plan will be based on the Corporation’s total shareholder return (share price plus reinvested dividends, where applicable) over a three-year period compared to total shareholder return of the PSU Peer Comparator Group for the same period. Provision is made in each PSU grant letter to address situations where a comparator return ceases to exist, or ceases to be relevant, or the Compensation and Benefits Committee otherwise determines in its sole discretion to add or remove a comparator in the PSU Peer Comparator Group. In 2017, the Compensation and Benefits Committee retained the services of Mercer to develop a new PSU Comparator Group which will apply starting in 2018.

The following table sets out the PSU Peer Comparator Group for the year ended December 31, 2017:

Company Name Diversified Metals and Mining	Market Cap.(1)	Head Office
Southern Copper Corp.	$46,015	Phoenix, United States
Freeport-McMoRan Copper & Gold Inc.	$34,431	Phoenix, United States
Antofagasta plc	$16,805	London, United Kingdom
First Quantum Minerals Limited	$12,140	Vancouver, Canada
Boliden	$11,742	Stockholm, Sweden
KGHM Polska Miedz S.A.	$8,016	Lubin, Poland
Lundin Mining Corporation	$6,090	Toronto, Canada
OZ Minerals Limited	$2,681	Parkside, Australia

Gold
Agnico Eagle Mines Limited	$13,335	Toronto, Canada
Randgold Resources Limited	$11,823	St. Helier, Channel Islands
Kinross Gold Corporation	$6,759	Toronto, Canada
Anglogold Ashanti Limited -ADR	$5,353	Johannesburg, South Africa

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Company Name Diversified Metals and Mining	Market Cap.(1)	Head Office
Yamana Gold Inc.	$3,718	Toronto, Canada
New Gold Inc.	$2,386	Toronto, Canada
Eldorado Gold Corporation	$1,442	Vancouver, Canada
75th percentile	$13,335
50th percentile	$8,016
25th percentile	$3,718
Average	$12,183

Turquoise Hill Resources Ltd.	$8,633	Vancouver, Canada

(1)

Market capitalization (in C$ millions) as of December 29, 2017 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 29, 2017, and converted to Canadian dollars as per the Bank of Canada noon exchange rate on December 29, 2017 (US$1.00/C$1.25).

The Corporation retained Mercer to review the existing performance peer comparator group and recommend potential changes. Mercer proposed a new performance peer comparator group (the “2018 PSU Peer Comparator Group”) consisting of 13 companies that are predominantly copper producers with an international focus and a median market capitalization comparable to that of the Corporation and at least three years of trading history.

The following table sets out the 2018 PSU Peer Comparator Group for the year ended December 31, 2018:

Company Name Diversified Metals and Mining	Market Cap.(1)	Head Office
Southern Copper Corp.	$46,015	Phoenix, United States
Freeport-McMoRan Copper & Gold Inc.	$34,431	Phoenix, United States
Teck Resources Limited	$18,968	Vancouver, Canada
Antofagasta plc	$16,805	London, United Kingdom
First Quantum Minerals Limited	$12,140	Vancouver, Canada
Boliden	$11,742	Stockholm, Sweden
KGHM Polska Miedz S.A.	$8,016	Lubin, Poland
Lundin Mining Corporation	$6,090	Toronto, Canada
Hudbay Minerals Inc.	$2,908	Toronto, Canada
OZ Minerals Limited	$2,681	Parkside, Australia

Gold
Kinross Gold Corporation	$6,759	Toronto, Canada
Anglogold Ashanti Limited -ADR	$5,353	Johannesburg, South Africa
Yamana Gold Inc.	$3,718	Toronto, Canada
75th percentile	$17,887
50th percentile	$8,016
25th percentile	$4,536
Average	$13,510

Turquoise Hill Resources Ltd.	$8,633	Vancouver, Canada

(1)	Market capitalization (in C$ millions) as of December 29, 2017 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 29,

31	Turquoise Hill Resources Ltd. 2017 Proxy Circular

2017, and converted to Canadian dollars as per the Bank of Canada noon exchange rate on December 29, 2017 (US$1.00/C$1.25).

3.4	ELEMENTS OF EXECUTIVE COMPENSATION

Compensation of NEOs

All NEOs are employed by affiliates of Rio Tinto and are seconded to the Corporation. The remuneration and benefits of the NEOs reflect remuneration policies and practices determined by Rio Tinto’s Remuneration Committee, which are applied to senior management personnel across Rio Tinto.

Under Rio Tinto policies, the executive pay and reward framework is designed to align total remuneration with individual and short and long-term business unit performance, including long-term shareholder value creation and performance relating to health, safety and environment. These policies strike an appropriate balance between fixed and variable components, link variable components to the achievement of challenging individual and business performance targets, and ensure the attraction, motivation and retention of the high caliber senior executives required to lead the Corporation.

The executive pay and reward framework had four components in 2017:

•	Base salary;

•	Short-term incentives in the form of STIP;

•	Medium and long-term incentives awarded under the PSU Plan and the LTIP, weighted respectively as follows:

-	Chief Executive Officer: 130%/20% of base salary;

-	Chief Financial Officer: 45%/15% of base salary;

-	Vice President, Operations and Development: 35%/10% of base salary; and

•	Other remuneration and benefits such as health and post-retirement benefits.

The Corporation’s long-term incentive program is designed to more substantially align equity compensation of the NEOs with the interests of Shareholders. Target grants vary with each participant. In addition, the Corporation has formally adopted executive shareholding guidelines requiring NEOs to accumulate a meaningful equity interest in the Corporation over a five-year period, as described below.

All costs associated with compensation of the NEOs are charged back to the Corporation and recognized in its financial statements.

Base Salary

The only fixed portion of compensation for the NEOs is the base salary component, with the balance of the compensation contingent generally on the degree to which NEOs meet pre-established goals and objectives. The base salaries for the NEOs are set at a level consistent with market expectations within the wider Rio Tinto remuneration framework and are paid in the form of cash.

Short-Term Incentives

Compensation decisions for short-term incentive awards to NEOs for 2017 performance were based on an assessment by the Compensation and Benefits Committee and the Board of each NEO’s contribution during 2017 and the extent to which the individual and corporate performance measures were achieved.

For fiscal 2017, the performance measures combined both objective and subjective goals and included, among others, performance in respect of (i) net earnings and cash flow, (ii) cash management, (iii) strategic and integrated planning, (iv) health, safety and environment assessment, and (v) disciplined exit of non-Oyu Tolgoi assets. Each measure provides for a performance evaluation of threshold (50%), target (100%) and outstanding

32	Turquoise Hill Resources Ltd. 2017 Proxy Circular

(up to 200%), of the STIP opportunity. Discretion is used by the Compensation and Benefits Committee and the Board in determining the rating for all subjective goals, considering the achievement of the CEO. Discretion is also used with respect to measurable goals, where it has been determined that other factors, independent of the CEO’s direct actions, had an impact on the result, such as business or group performance versus individual contributions.

The STIP awards for the NEOs reflected as a percentage of their base salary are set forth in the following table. The actual awards range from 0% to 200% of the target set out in the table.

	Short-term incentive award (as a % of base salary)
Executive	Target	Actual
Jeff Tygesen, CEO	50%	52.6%
Steeve Thibeault, CFO(1)	40%	n/a
Owen Thomas, Acting CFO(2)	20%	22.2%
Luke Colton, CFO(3)	40%	38.3%
Brendan Lane, Vice-President, Operations and Development	35%	38.4%

(1)	Mr. Thibeault retired from the Corporation effective May 23, 2017.

(2)	Mr. Thomas was Acting CFO of the Corporation from May 23, 2017 to October 9, 2017.

(3)	Mr. Colton became CFO of the Corporation effective October 9, 2017.

The actual corporate and individual performance scores of each NEO for fiscal 2017 and the weight attributed to each component is set forth in the table below. The weightings for each NEO is based on the role banding of the NEOs within Rio Tinto. The total score is then applied to the applicable STIP target percentage for each NEO (set forth in the table above) to determine the amount of the award. An NEO’s actual corporate-based scores are determined by calculating weighted scores for corporate performance measures, which include the successful completion of specific projects, financial objectives, and health, safety and environment objectives. The individual performance measures applicable to each NEO vary from person to person and form a non-weighted overall individual score.

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	Corporate Performance Measures		Individual Performance Measures
Executive	Actual Score	Weighting in Total Award	Actual Score	Weighting in Total Award	TOTAL SCORE
Jeff Tygesen, CEO	105.6%	70%	103%	30%	104.8%
Steeve Thibeault, CFO(1)	n/a	40%	n/a	60%	n/a
Owen Thomas, Acting CFO(2)	94.3%	40%	160%	60%	133.7%
Luke Colton, CFO(3)	105.1%	40%	102%	60%	103.2%
Brendan Lane, Vice-President, Operations and Development	105.1%	40%	112%	30%	109.2%

(1)	Mr. Thibeault retired from the Corporation effective May 23, 2017.

(2)	Mr. Thomas was Acting CFO of the Corporation from May 23, 2017 to October 9, 2017.

(3)	Mr. Colton became CFO of the Corporation effective October 9, 2017.

Determination of the 2017 Short-Term Incentive Award for the Chief Executive Officer

For fiscal 2017, the performance measures for the CEO combined both objective and subjective goals and included, among others, performance in respect of (i) safety performance for the open-pit operations and underground development, (ii) net earnings and cash flows, (iii) maximizing shareholder value, (iv) cash management, (v) performance delivery, and (vi) leadership engagement. The weight of the business performance amounts to 70% of the total STIP score. The weight of the personal performance amounts to 30% of the total STIP score. Final score is established through a self-assessment completed by the CEO followed by a Board discussion on the completed assessment. A final score is then determined.

In 2017, the Corporation advanced value in a challenging commodity environment. Several milestones were achieved during the year, including:

•	Oyu Tolgoi achieved a strong all-injury frequency rate of 0.27 per 200,000 hours worked for the year ended December 31, 2017.

•	Underground development made good progress during 2017, completing 6.2 equivalent kilometres; lateral development is on plan.

•	Shaft 5 had approximately 100 metres remaining at the end of 2017 and is expected to be complete during the first quarter of 2018.

•	Convey to surface decline was advanced and is scheduled to be completed on plan.

•	Production from first draw bell remains planned for mid-2020 and sustainable first production in 2021.

•	Underground capital spending of approximately $835 million met guidance of $825 million to $925 million.

•	As of December 31, 2017, approximately $1 billion had been drawn from the Project Finance facility, with $3.2 billion remaining.

•	During 2017, Oyu Tolgoi set operational records for total material mined (106 Mt) and concentrator throughput (41 Mt).

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•	Oyu Tolgoi produced 157,400 tonnes of copper and 114,000 ounces of gold in concentrates for 2017 and met the Company’s annual production guidance.

•	Turquoise Hill generated cash flow from operations before interest and taxes of approximately $325 million in 2017.

•	The operating cash costs of $712 million in 2017 were in line with the Corporation’s guidance of $720 million.

Over the course of the year, the Corporation’s share price started at C$4.33 in January 2017, decreased to C$3.25 in June 2017, and then increased to C$4.29 at the end of 2017.

In November 2017, the Board of Directors of the Corporation received and approved an update to the ten-year strategic plan for the Corporation adopted in 2016. Throughout 2017, Management actively engaged globally with minority Shareholders and targeted institutional investors who were not Shareholders on the merits of investing in the Corporation.

Medium and Long-Term Incentives

The Compensation and Benefits Committee in consultation with Mercer and the Rio Tinto Human Resources Group developed the PSU Plan as an equity-linked compensation program in order to more fully align the interests of eligible participants with the interests of Shareholders.

The Board, on the recommendation of the Compensation and Benefits Committee (which administers the PSU Plan), determines and designates from time to time the participants to whom PSUs shall be granted and the provisions and restrictions with respect to each grant, in accordance with the terms and conditions of the PSU Plan, taking into consideration the present and potential contributions of, and the services rendered by, the particular participant in furtherance of the success of the Corporation and any other factors which the Compensation and Benefits Committee deems appropriate and relevant.

Target PSU grants levels of NEOs and other members of the management team are as set forth in the table below:

Positions	Target Eligibility (as % of base salary)
Chief Executive Officer	130%
Chief Financial Officer	45%
Vice-President, Operations and Development	35%
Others	20%

Each PSU evidences the right of a holder to receive, on a deferred cash payment basis, a cash payment equal to the fair market value of a Common Share, calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the last day of the applicable performance period, multiplied by the multiplier resulting from the applicable performance based criteria.

Additional PSUs are credited to the participant if and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on Common Shares.

When PSUs are granted, the Compensation and Benefits Committee establishes a performance period of three years commencing at the start of the year during which the PSUs are granted. The multiplier to apply at the end of such performance period will be determined based on the percentile that the total shareholder return of a Common Share over the performance period represents to the returns of the PSU Peer Comparator Group, in accordance with the following table:

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Turquoise Hill Return Compared to Comparator Group Returns	Multiplier
Performance below the 20th percentile	0%
Threshold performance at the 20th percentile	50%
Performance at the median 50th percentile	100%
Superior performance at the 65th percentile	200%
Maximum performance at the 80th percentile	250%

Depending on the Corporation’s relative performance at the end of the performance period, the multiplier may range anywhere from 0% to 250%, and will be capped at 100% if the total shareholder return of a Common Share for the performance period is negative.

The PSU Plan anticipates various events during the course of the employment of the participants and provides whether PSUs are to be accelerated, prorated, terminated or continue to vest according to the terms of the PSU Plan.

In the event a change of control (as defined in the PSU Plan) occurs, PSUs can either be accelerated or converted into a revised number of PSUs of a successor company, depending on the determination of the Board.

The PSU Plan further provides that any benefits, rights and PSUs accruing to any participant in accordance with the terms and conditions of the PSU Plan shall not be transferable, in whole or in part, either directly or by operation of law, except by will or by the laws of descent and distribution.

Under the Rio Tinto LTIP, NEOs, as secondees of Rio Tinto, are entitled to receive equity-based, time vesting incentive awards as determined by the Rio Tinto Remuneration Committee. Messrs. Tygesen, Colton and Lane have been granted awards under the Rio Tinto LTIP 2017 in connection with their respective roles with the Corporation, which awards have vesting conditions. Generally, the value of such awards will only be charged back to the Corporation upon being exercised by their holder. As a result, the compensation of the NEOs does not include the value of the awards granted under the Rio Tinto LTIP in 2017 which will vest in three years.

Benefits and Perquisites

Under the terms of their secondment agreements, NEOs are entitled to employment benefits from Rio Tinto including participation in the retirement and pension plans, health and welfare programs, group insurance coverage, housing, and car and education allowances, the exact benefits applicable to each individual being subject to the particular secondment arrangement in place. In addition, NEOs are subject to tax equalization in respect of taxes payable on income from salary, STIP, LTIP, pay in lieu of vacation and benefits in kind received during the course of their secondment, under which taxes actually deducted and paid by the NEO on the basis of the taxation laws of the NEO’s home country are reconciled against taxes that should have been paid under such laws for the relevant period. NEOs are entitled to expatriate tax services provided by Rio Tinto which are charged back to the Corporation.

Executive Shareholding Guidelines

The purpose of the Executive Shareholding Guidelines is to promote share ownership by executive officers of the Corporation and reinforce alignment of their interests with those of the Shareholders. The following table describes the multiple of base salary to be held in Common Shares or PSUs by the NEOs:

Office	Multiple of Base Salary
Chief Executive Officer	3.5
Chief Financial Officer	1.5
Vice-President, Operations and Development	1.0

36	Turquoise Hill Resources Ltd. 2017 Proxy Circular

The extent to which these guidelines are met will be evaluated annually at the end of each financial year. When determining if the guidelines are met, the value of each Common Share corresponds to the fair market value of a Common Share at the time of the calculation; and the value of each PSU corresponds to 80% of the fair market value of a Common Share at such time (the “PSU Value”). NEOs have a five year period starting on the latter of (i) the coming into effect of these guidelines (March 2017), and (ii) the hiring or promotion of an individual to an office covered by these guidelines to reach the above-mentioned shareholding.

Executive Officers	Total Value(1)	End of Five- Year Period	Guidelines Met
Jeff Tygesen	C$964,909	March 2022	On track
Luke Colton	C$95,316	October 2022	On track
Brendan Lane	C$203,820	March 2022	On track

Notes

(1)	The total value is calculated by adding the fair market value (on March 28, 2018) of each Common Share (C$3.90) held by the executive officer and the PSU Value on March 28, 2018.

Equity Incentive Plan

The Corporation has not granted stock options (or other equity incentives) under the Equity Incentive Plan since November 2012. Accordingly, the burn rate in respect of the Equity Incentive Plan for each of the Corporation’s three most recently completed fiscal years is 0%.

As of January 29, 2018, there are no longer any outstanding options in the Corporation’s Equity Incentive Plan. As a result, the Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

Pension Plans

The Corporation does not presently provide any defined benefit or defined contribution pension plan to its Directors, executive officers or employees other than Rio Tinto pension plans benefiting NEOs.

Other Compensation Policies

Anti-Hedging Policy

Under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, NEOs and Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

Clawback Policy

The Corporation adopted the Clawback Policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated by the Corporation. In accordance with the terms of the Clawback Policy, the Board has sole discretion to cancel all or a portion of the PSUs awarded to an executive officer of the Corporation under the PSU Plan or require the reimbursement of all or any portion of any cash payments made to an executive officer resulting from the settlement of PSUs in each case if

(i)

the number of PSUs granted to the executive officer or any cash payment made to such executive officer upon settlement of PSUs was calculated or based upon the fair market value of Turquoise Hill Shares and/or the multiplier determined by comparing the Turquoise Hill return with the comparator return for the applicable period (as such terms are defined in the

37	Turquoise Hill Resources Ltd. 2017 Proxy Circular

PSU Plan), any or all of which were subsequently affected by a restatement of all or a portion of the Corporation’s financial statements;

(ii)	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

(iii)

the number of PSUs that would have been granted to the executive officer or the amount of the cash payment that would have been made, upon the settlement of the PSUs, to such executive officer had the financial results been properly reported would have been lower than the amount actually awarded or received.

3.5	PERFORMANCE GRAPH

The following graph and table compares the cumulative shareholder return on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index and the S&P/TSX Materials Index, including dividend reinvestment, for the period from January 1, 2013 to December 31, 2017.

In 2017, the Corporation’s share price remained stable, and in the other years shown in the chart above the Corporation’s share price performance trended downwards in 2013, remained relatively flat from 2014 to 2015 and increased in 2016. Total compensation in comparison to the Corporation’s share price generally decreased during the 2013, 2014 and 2015 periods and remained generally stable for the 2016 and 2017 periods. The value of long-term incentive compensation in the form of PSUs directly relates to the Corporation’s share price performance.

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4	COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS

4.1	SUMMARY COMPENSATION TABLE

The following executive compensation disclosure is provided as of December 31, 2017, December 31, 2016 and December 31, 2015, in respect of the NEOs.(1)

Name and Principal Position	Year	Salary (US$)	Share- Based Awards (US$)(2)	Option- Based Awards (US$)(3)	Non-Equity Incentive Plan Compensation		Pension Value (US$)(5)	All Other Compen- sation (US$)(6)	Total Compen- sation (US$)
					Annual Incentive Plans (US$)(4)	Long- Term Incentive Plans (US$)
Jeff Tygesen	2017	$310,846	$405,620	n/a	$163,527	n/a	$18,650	$17,475(7)	$916,118
Chief Executive Officer	2016	$305,000	$152,500	n/a	$200,217	n/a	$18,300	$8,650(8)	$684,667
	2015	$304,167	$150,000	n/a	$219,341	n/a	$18,250	$9,723(9)	$701,481

Steeve Thibeault(10)	2017	$110,022(10)	$49,106(10)	n/a	$43,851	n/a	$0(10)	$71,718(11)	$274,697
Chief Financial Officer	2016	$275,400	$68,850	n/a	$133,338	n/a	$59,740	$6,018(12)	$543,346
	2015	$274,500(13)	$67,500	n/a	$148,892	n/a	$46,384	$36,857(14)	$574,133

Owen Thomas(15)	2017	$70,345(15)	n/a	n/a	$15,584(15)	n/a	$28,701 (15)	$24,392(15)(16)	$139,022
Acting Chief Financial	2016	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Officer	2015	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Luke Colton(17)	2017	$55,412(17)	n/a(17)	n/a	$21,199(17)	n/a	$3,325(17)	$1,239(17)(18)	$81,175
Chief Financial Officer	2016	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2015	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Brendan Lane	2017	$209,271	$73,544	n/a	$80,339	n/a	$12,556	$12,831 (19)	$388,541
Vice-President,	2016	$189,917(20)	$51,250	n/a	$91,151	n/a	$11,275(20)	$10,959(20)(21)	$354,552
Operations and Development	2015	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Notes:

(1)

Compensation that has been paid in currency other than U.S. dollars has been converted to U.S. dollars, for reporting purposes, at the Bank of Canada average annual noon exchange rate for 2017 for Canadian dollars (US$1.00/C$1.30), 2016 (US$1.00/C$1.33), and 2015 (US$1.00/C$1.28) and the average 2017 exchange rate for the British Pound (US$1.00/£0.72).

(2)	Share-based awards consist of PSUs granted under the PSU Plan to the NEOs. In determining the fair value of PSUs granted, the Corporation used the actual amount of the award, which was granted in US$.

(3)

As of January 29, 2018, there are no longer any outstanding options in the Corporation’s Equity Incentive Plan. As a result, the Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

(4)	Amounts shown in this column reflect STIP payments made to NEOs.

39	Turquoise Hill Resources Ltd. 2017 Proxy Circular

(5)

The Corporation does not presently have a pension plan for any of its executive officers, including its NEOs. Pension benefits to which NEOs are entitled are set forth in the employment agreements with Rio Tinto, the proportionate cost of which is charged back to the Corporation.

(6)

Except for share-based awards (PSUs) granted by the Corporation, all compensation has been paid by Rio Tinto under the secondment arrangements described in Section “Elements of Executive Compensation” of this Circular and charged back by Rio Tinto to the Corporation.

(7)	Includes: housing allowance of $4,714, health/medical insurance of $4,851, annual tax return services of $1,500, assignment allowance of $644 and tax gross ups on allowances of $1,162.

(8)	Includes: health/medical insurance of $4,851, tax gross ups on allowances of $203, annual tax return services of $425 and other compensation of $3,171.

(9)	Includes: international health insurance of $9,095, tax gross ups on allowances of $203 and annual tax return service of $425.

(10)

Mr. Thibeault retired from the Corporation effective May 23, 2017; the amounts shown for fiscal 2017 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

(11)

Includes: health/medical insurance of $1,276, annual tax return services of $1,000, additional leave payment of $35,388, tax equalization of $11,798, tax gross ups on allowances of $1,414 and other compensation of $20,842.

(12)	Includes: health/medical insurance of $3,062 and other compensation of $2,949.

(13)

Mr. Thibeault was seconded to the Corporation effective June 1, 2014; the amounts shown for fiscal 2014 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

(14)	Includes: international health insurance of $5,530, relocation costs of $1,984 and tax gross ups on allowances of $26,137.

(15)

Mr. Thomas was Acting CFO of the Corporation from May 23, 2017 to October 9, 2017; the amounts shown for fiscal 2017 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties as Acting CFO of the Corporation.

(16)	Includes: car allowance of $3,711, assignment allowance of $15,676 and other compensation of $5,004.

(17)

Mr. Colton was seconded to the Corporation effective October 9, 2017; the amounts shown for fiscal 2017 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

(18)	Includes: health/medical insurance of $239 and annual tax return services of $1,000.

(19)	Includes: health/medical insurance of $986, assignment allowance of $3,913, tax gross ups on allowances of $5,051 and other compensation of $2,881.

(20)

Mr. Lane became Vice-President, Operations and Development of the Corporation effective February 1, 2016; the amounts shown for fiscal 2016 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

(21)	Includes: health/medical insurance of $842, tax equalization of $5,205, tax gross-ups on allowances of $2,782 and other compensation of $2,127.

4.2	OPTION-BASED AND SHARE-BASED AWARDS

Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the NEOs concerning unexercised options and PSUs held as at December 31, 2017:

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	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (US$ /Option)	Option Expiration Date	Value of Unexercised in-the- Money Options (US$)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share- Based Awards that have not Vested (US$)(1)	Market or Payout Value of vested Share- Based Awards not paid out or distributed (US$)
Jeff Tygesen(1)(2)	Nil	Nil	Nil	Nil	236,560	$799,573	Nil
Steeve Thibeault(1)(2)(3)	Nil	Nil	Nil	Nil	64,846	$219,179	Nil
Owen Thomas(1)(2)(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Luke Colton(1)(2)(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brendan Lane(1)(2)	Nil	Nil	Nil	Nil	43,081	$145,614	Nil

Notes:

(1)

The “Market or Payout Value of Share-Based Awards that have not Vested” for Messrs. Tygesen, Thibeault, Colton, and Lane is determined at target (100%) by multiplying the number of PSUs held as at December 31, 2017 by the five-day VWAP of the Common Shares on the New York Stock Exchange (“NYSE”) for the period ending on December 29, 2017 ($3.38), in accordance with their respective grant letters. PSUs have a value which is based on the performance of the Common Shares of the Corporation relative to the PSU Peer Comparator Group during an established performance period, which is typically a period of three years. Depending on the shareholder return of the Common Shares as compared to the return of the comparator group, the payout value of the PSUs can range from 0% to 250% of their fair market value at the end of the performance period. See Section 3.4 - “Compensation of NEOs”.

(2)

As of January 29, 2018, there are no longer any outstanding options in the Corporation’s Equity Incentive Plan. As a result, the Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

(3)	Mr. Thibeault retired from the Corporation effective May 23, 2017.

(4)	Mr. Thomas was Acting CFO of the Corporation from May 23, 2017 to October 9, 2017.

(5)	Mr. Colton became CFO of the Corporation effective October 9, 2017.

Incentive Plan Awards – Value Vested or Earned During 2017

The following table shows the value of incentive plan awards that vested or were earned for each NEO for fiscal 2017. All awards that vested or earned by NEOs during fiscal 2017 were granted by the Corporation.

Name	Option-Based Awards –Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)(1)	Non-Equity Incentive Plan Compensation –Value Earned During the Year (US$)
Jeff Tygesen(2)	Nil	Nil	$162,527
Steeve Thibeault(2)(3)	Nil	Nil	$43,851
Owen Thomas(2)(4)	Nil	Nil	$15,584
Luke Colton(2)(5)	Nil	Nil	$21,199
Brendan Lane(2)	Nil	Nil	$80,339

41	Turquoise Hill Resources Ltd. 2017 Proxy Circular

Notes:

(1)

The “Share-Based Awards – Value Vested During the Year” are the amounts paid to each NEO during fiscal 2017 for any PSU vested during 2017. For fiscal 2017, there were no PSU payments made to the NEOs.

(2)

As of January 29, 2018, there are no longer any outstanding options in the Corporation’s Equity Incentive Plan. As a result, the Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

(3)	Mr. Thibeault retired from the Corporation effective May 23, 2017.

(4)	Mr. Thomas was Acting CFO of the Corporation from May 23, 2017 to October 9, 2017.

(5)	Mr. Colton became CFO of the Corporation effective October 9, 2017.

4.3	EMPLOYMENT AGREEMENTS

Secondees of Rio Tinto

All NEOs have entered into employment agreements (the “Employment Agreements”) with Rio Tinto pursuant to which they receive a base salary, short-term incentives, long-term incentives, benefits and other remuneration such as health and post-retirement benefits. The costs of such salary and related benefits are charged back to the Corporation.

The Employment Agreements have an indefinite term. An NEO may terminate his employment at any time by giving Rio Tinto a three-month notice in writing. In addition, Rio Tinto may terminate an NEO’s employment either: (i) for cause, without notice or severance or (ii) without cause, upon giving the NEO a six-month notice or paying such NEO an amount equal to six months base salary. Other remuneration components and benefits would not be continued. Each Employment Agreement also contains non-competition and non-solicitation clauses in the event of a termination.

If the termination is the result of a severance, then Rio Tinto’s local severance policies apply. Such policies provide that the following benefits will be payable in the event of a termination resulting from a severance:

•	Payment of salary in lieu of notice:

      -        For US-based NEOs, this amount corresponds to the notice set forth in the Employment Agreement;

•

Payment of an ex-gratia severance payment, which is discretionary and calculated based on each jurisdiction’s policy and includes any statutory severance payments required by the laws of the NEO’s home jurisdiction;

•

Payment of short-term incentive awards to which the NEO would be entitled for the performance year based on actual business and individual performance. In the case of a partial year, such award will be calculated based on the duration of the performance year such NEO was employed (prorated assuming on-target business performance and an actual assessment of individual performance in the performance year) or, if not possible, based on an on-target assessment;

•	All long-term incentives will be treated in accordance with Rio Tinto’s plans in each of the NEO’s home jurisdiction; and

•	Defined benefit pension plan participants will be paid their resignation benefits and defined contribution plan participants will be paid their account balance.

The treatment of the PSUs granted to the CEO and the CFO under the PSU Plan in the case of termination, retirement, change of control and other similar situations is detailed in Section “Compensation of NEOs” of this Circular.

42	Turquoise Hill Resources Ltd. 2017 Proxy Circular

5	COMPENSATION DISCLOSURE FOR DIRECTORS

5.1	ANNUAL RETAINERS, ATTENDANCE FEES AND OTHER REMUNERATION

Annual Cash Retainers

Each Director who is not an executive of the Corporation (a “Non-Executive Director”) receives a retainer of C$100,000 per annum. Mr. Gillin receives an additional retainer of C$150,000 as Chairman of the Board, for a total of C$250,000 per annum (for each Non-Executive Director, an “Annual Base Cash Retainer”).

The Chair of the Audit Committee receives a per annum retainer of C$50,000.

The Chair of the Compensation and Benefits Committee receives a per annum retainer of C$30,000.

The Chair of the Nominating and Corporate Governance Committee receives a per annum retainer of C$20,000.

The Chair of the Health, Safety, Environment and Communities Committee receives a per annum retainer of C$30,000.

The DSU Plan allows each Non-Executive Director (other than a Director who is an employee of Rio Tinto, in accordance with Rio Tinto policy) to receive part or the entirety of their Annual Base Cash Retainers in the form of DSUs.

All fees payable to Rio Tinto employees who act as Directors, including attendance and travel fees discussed below, are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy.

Attendance and Travel Fees

Each Non-Executive Director receives a fee of C$2,000 for each in-person Board of Directors meeting or conference call and/or each in-person Committee meeting or conference call in which they participate.

A travel fee of C$2,000 per quarter is payable to any Non-Executive Director who travels to attend meetings, the venue of which is more than three hours travel time from the Director’s home. All Directors are also entitled to be reimbursed for actual expenses reasonably incurred in the performance of duties as a Director.

Deferred Share Units

On May 10, 2013, the Board of Directors approved the DSU Plan and also approved an annual grant to each Non-Executive Director (other than a Director who is an employee of Rio Tinto, in accordance with Rio Tinto policy) of DSUs. The purpose of the DSU Plan is to strengthen the alignment of interests between Non-Executive Directors and Shareholders of the Corporation by linking part of annual director compensation to the future value of the Common Shares. In addition, the DSU Plan advances the interests of the Corporation through the motivation, attraction and retention of Directors of the Corporation. The DSU Plan is administered by the Compensation and Benefits Committee, which has the authority to adopt and amend rules and regulations and make all other determinations necessary or desirable for the administration of the DSU Plan, subject to oversight and approval by the Board of Directors.

Under the DSU Plan, the Board, on the recommendation of the Compensation and Benefits Committee, will determine an amount of annual compensation to which each Non-Executive Director shall be entitled (the “Annual DSU Compensation Amount”), which amount shall be payable in the form of DSUs and which is in addition to the annual Board and Committee cash retainers noted above. It has been the practice to award Annual DSU Compensation Amounts equivalent to the Annual Base Cash Retainer of each Non-Executive Director. The number of DSUs to be granted to a Non-Executive Director is determined by dividing the Annual DSU Compensation Amount by the “fair market value” of a Common Share on the TSX for the period ending on the business day immediately preceding the date the DSUs are issued, as determined by the Compensation

43	Turquoise Hill Resources Ltd. 2017 Proxy Circular

and Benefits Committee, rounded to the nearest ten DSUs. “Fair market value” for purposes of the DSU Plan means, with respect to Common Shares of the Corporation on a particular day, the VWAP of the Common Shares on the TSX or the NYSE, as may be determined by the Compensation and Benefits Committee or the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined.

Each DSU held by a participant under the DSU Plan who ceases to be a Director shall be redeemed by the Corporation on the date such person ceased to be a Director for any reason, including the death of the Director (the “Separation Date”). A cash payment equal to the after-tax fair market value of the Common Shares on the relevant Separation Date shall be made to the Director on such date as the Corporation determines, but not later than 60 days after the Separation Date, without any further action required by the Director. DSUs are not exercisable, convertible or exchangeable into Common Shares. If and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on any Common Shares, additional DSUs shall be credited to the Non-Executive Director as of the distribution payment date. The number of additional DSUs (including fractional DSUs) to be credited to the Non-Executive Director shall be determined by multiplying the dollar value of the distribution per Common Share by the total number of DSUs held by such Director, all divided by the fair market value of a Common Share as of the date the distribution is paid. Fractional DSUs to two decimal places shall be credited to such Director. Such additional DSUs shall be subject to the same terms and conditions (including the terms and conditions set out in the applicable DSU grant letter) as the DSUs giving rise to such additional DSUs. In addition, if the number of outstanding Common Shares is increased or decreased as a result of a subdivision, consolidation, reclassification, stock dividend, recapitalization or otherwise but not as a result of the issuance of Common Shares for additional consideration (including for services rendered or to be rendered), then the number of DSUs that each Non-Executive Director has shall be adjusted such that the total expected value of those DSUs after such adjustment is equal to the total expected value immediately prior thereto and such adjustment shall be effective and binding for all purposes of the DSU Plan.

The DSU Plan further provides that the Compensation and Benefits Committee shall have the right to make such adjustments as it deems appropriate in the circumstances upon the occurrence of any other event which has an impact on the amount of cash to be remitted to a Non-Executive Director. An adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative.

Director Shareholding Guidelines

On May 10, 2013, the Board of Directors approved the Director Shareholding Guidelines which apply to all independent Directors of the Corporation (the “Director Guidelines”). The Director Guidelines promote share ownership by Directors to better align their interests with those of the Shareholders of the Corporation.

The Director Guidelines provide that independent Directors of the Corporation should aim to hold Common Shares or DSUs with an aggregate value equal to at least three times their Annual Base Cash Retainer within a three-year period starting the later of (i) the coming into effect of the Guidelines; and (ii) the first election of the independent Director to the Board of Directors, as applicable. The value of the Common Shares and DSUs, all of which are vested, held by a Director is calculated using the VWAP of the Common Shares on the TSX or the NYSE, as may be determined by the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined.

Director	Total Common Shares and DSUs	Value(1)	End of Three- Year Period(2)	Guidelines Met
James W. Gill	242,010	C$1,004,342	May 2018	Met
R. Peter Gillin	186,248	C$772,929	May 2016	Met
Russel C. Robertson	189,838	C$787,828	May 2016	Met

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Maryse Saint-Laurent	35,860	C$148,819	May 2020	On track

(1)

The value of the Common Shares and DSUs, all of which are vested, held by a Director is calculated by multiplying the number of Common Shares and DSUs by the five-day VWAP of the Common Shares on the TSX for the period ending on March 28, 2018 (C$4.15).

(2)	The three-year period ends on the later of (i) the coming into effect of the Director Guidelines; and (ii) the first election of the independent Director to the Board of Directors, as applicable.

5.2	DIRECTORS’ TOTAL 2017 COMPENSATION

The following table reflects compensation earned by non-executive Directors in respect of fiscal 2017 under the compensation arrangements described above.

Mr. Tygesen, the Corporation’s CEO, is currently a Director of the Corporation. Mr. Tygesen does not receive any compensation for his role as Director of the Corporation. Mr. Tygesen’s total compensation is reflected in the Summary Compensation Table at Section 4.1.

	Fees Earned(1)
Name	Paid in Cash (C$)	DSUs (C$)	All Other Compensation (C$)(2)	Option-Based Awards (C$)(3)	Total Compensation (C$)
Rowena Albones(4)(5)(6)	$27,000	Nil	Nil	Nil	$27,000
James W. Gill(7)	$58,000	$122,500	$100,000	Nil	$280,500
R. Peter Gillin(7)	$312,000	Nil	$303,836(8)	Nil	$615,836
Ulf Quellmann(4)(5)(9)	$109,000	Nil	Nil	Nil	$109,000
Russel C. Robertson(7)	$60,000	$150,000	$100,000	Nil	$310,000
Maryse Saint-Laurent(7)	$209,500	Nil	$134,795(10)	Nil	$344,295
Craig Stegman(4)(5)(11)	$108,274	Nil	Nil	Nil	$108,274
Jeff Tygesen(4)(5)	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

The sums represented in the “Fees Earned” column of this table represent Director Annual Base Cash Retainer, and fees earned and paid in cash from acting as Chair of the Board or of any of the Board committees, remuneration for attending meetings and conference calls of the Directors as well as travel fees paid to Directors who travel more than three hours to attend meetings.

(2)

“All Other Compensation” includes the fair value of DSUs granted to non-executive independent Directors in respect of the 2017 fiscal year, calculated using the five-day VWAP of the Common Shares on the TSX immediately preceding the date the DSUs were issued, but excludes DSUs granted in respect of fees earned and for which Directors have elected to receive DSUs instead of cash.

(3)

As of January 29, 2018, there are no longer any outstanding options in the Corporation’s Equity Incentive Plan. As a result, the Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

(4)

In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto and Rio Tinto nominees on the Board are not eligible to receive DSUs given their entitlements under Rio Tinto incentive plans.

(5)	In accordance with Rio Tinto corporate policy, Director fees otherwise payable to Ms. Albones, Mr. Quellman and Dr. Stegman, as Rio Tinto nominees on the Board, were paid directly to Rio Tinto.

45	Turquoise Hill Resources Ltd. 2017 Proxy Circular

In addition, Mr. Tygesen was not entitled to receive fees in his capacity as Director for fiscal 2017 during which he was also CEO of the Corporation.

(6)	Ms. Albones did not stand for re-election to the Board of Directors in 2017.

(7)

The fees earned by Ms. Saint-Laurent, Messrs. Gillin and Robertson and Dr. Gill include the retainers for acting as Chairs of the Board, the Audit, Nominating and Corporate Governance, Compensation and Benefits, and Health, Safety, Environment and Communities Committees.

(8)	As Mr. Gillin was appointed Chairman of the Board effective January 1, 2017, this amount includes a DSU grant of C$53,836 for the period of January 1, 2017 to May 16, 2017.

(9)	Mr. Quellmann was elected Director of the Corporation on May 12, 2017.

(10)	As Ms. Saint-Laurent was appointed Director of the Corporation on January 4, 2017, this amount includes a DSU grant of C$34,795 for the period of January 4, 2017 to May 11, 2017.

(11)	Dr. Stegman retired from the Board of Directors effective September 13, 2017.

5.3	OPTION-BASED AWARDS

Outstanding Option-Based Awards

No Director had unexercised options of the Corporation as at December 31, 2017. As of January 29, 2018, there are no longer any outstanding options in the Corporation’s Equity Incentive Plan. As a result, the Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

Incentive Plan Awards – Value Vested or Earned During 2017

No Director of the Corporation earned or had incentive plan awards vesting in fiscal 2017.

6	CORPORATE GOVERNANCE

The Corporation is required under National Instrument 58-101 Disclosure of Corporate Governance Practices to disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 Corporate Governance Guidelines (the “CSA Corporate Governance Guidelines”) that the Canadian Securities Administrators (“CSA”) believe reflect “best practices” standards to which they encourage Canadian public companies to adhere. These standards are substantially consistent with the revised corporate governance listing standards of the NYSE and the NASDAQ Global Select Market (“NASDAQ”).

The Common Shares are listed on the TSX, the NYSE and the NASDAQ. The Corporation is also subject to provisions of U.S. securities laws and regulations relating to corporate governance applicable to foreign private issuers, including certain provisions of each of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Each of the NYSE and the NASDAQ have implemented numerous rules (the “NYSE Corporate Governance Standards” and the “NASDAQ Corporate Governance Requirements”, respectively) that set forth the corporate governance standards for domestic NYSE and NASDAQ-listed companies, some of which are applicable to foreign private issuers including the Corporation.

The CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements address, among other things, the composition and independence of Boards of Directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practices” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a Board of Directors be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements are prescriptive and require that the Board of a domestic NYSE or NASDAQ-listed company be comprised of a majority of independent directors.

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Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards, the NASDAQ Corporate Governance Requirements and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular Director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards, the NASDAQ Corporate Governance Requirements and the CSA Corporate Governance Guidelines prescribe certain legal bars to a finding of independence. In addition, there are specific independence requirements for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards, the NASDAQ Corporate Governance Requirements and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the standard of independence for audit committee members is mandatory.

As a foreign private issuer listed on the NYSE and the NASDAQ, the Corporation is not required to comply with most of the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements, and instead may comply with domestic requirements. However, the Corporation has voluntarily chosen to adopt corporate governance practices that largely comply with the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements and, accordingly, the Corporation believes that its corporate governance practices are generally similar to those followed by U.S. companies under NYSE and NASDAQ listing standards. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A” to this Circular.

6.1	BOARD OF DIRECTORS

Board Composition

The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

A total of seven persons have been nominated for election as Directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of four “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements) and three “non-independent” Directors, as follows:

Independent Director Nominees	Non-independent Director Nominees
James W. Gill	Stephen Jones(1)
R. Peter Gillin	Ulf Quellmann(1)
Russel C. Robertson	Jeff Tygesen(2)
Maryse Saint-Laurent

Notes:

(1)	Messrs. Jones and Quellmann, officers of Rio Tinto, are considered to be non-independent Directors as a result of the material relationship between the Corporation and Rio Tinto.

(2)	Mr. Tygesen, CEO of the Corporation and a former officer of Rio Tinto, is considered to be a non-independent Director.

Rio Tinto beneficially holds 50.8% of the Corporation’s voting securities as of March 28, 2018.

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The Board believes that the nomination by management of more than 57% independent Directors for election at the Meeting fairly reflects the investment in the Corporation by Shareholders other than the major shareholder. The Board is satisfied with the proposed size and composition of the Board of Directors and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s majority shareholder. Though the Corporation has not adopted a formal shareholder engagement policy, management of the Corporation and the Board believe that constructive dialogue with Shareholders is a key component of good governance. Management engages with its Shareholders during formal investor and shareholder presentations, including an annual site visit at Oyu Tolgoi. This engagement is coordinated through the Corporation’s Investor Relations office. In addition, the independent Directors meet with the Corporation’s Shareholders from time to time and hold in camera meetings to discuss matters of particular relevance to minority Shareholders and other stakeholders.

Board Mandate

The Board has responsibility for supervising the conduct of the Corporation’s affairs and the management of its business, with the objective of increasing shareholder value. The Board fulfills its mandate through direct oversight, setting policy, appointing committees of the Board and assigning their respective mandates, and appointing the CEO. From time to time, the Board may delegate certain tasks to its committees. Such delegation does not relieve the Board of its overall responsibilities.

In March 2018, on the recommendation of the Nominating and Corporate Governance Committee, the Board approved the following governance initiatives:

●

In exercising discretion upon receiving an offer to resign from a Director who has reached 12 years of service, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives.

●	Under the Diversity Policy, diversity is defined as including, but not being limited to, gender, ethnicity, aboriginal status, physical disabilities and age.

A copy of the Board Mandate, as revised, is annexed as Schedule “B” hereto.

The Corporation has a Corporate Disclosure, Confidentiality and Securities Trading Policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This Committee includes the CEO, the CFO, the Vice-President, Operations and Development, the Head of Investor Relations and Corporate Communications, and the General Counsel and Corporate Secretary. The Disclosure Committee’s responsibilities include assessing controls, procedures and policies with respect to all electronic, written and oral disclosure of corporate information. The Disclosure Committee, in consultation with the Corporation’s controlling shareholder, makes judgments on what information is material, determines when developments affecting the Corporation’s business require or justify public disclosure and reviews and authorizes all disclosure in advance of public release. The Disclosure Committee also monitors the Corporation’s website, scrutinizes the effectiveness of and compliance with its disclosure controls, procedures and policies and is responsible for educating its directors, officers and employees on all matters related to corporate disclosure. The Disclosure Committee establishes procedures to ensure that it is fully apprised of all pending Corporation developments that may require public disclosure. If it is determined that the information should remain confidential, the Disclosure Committee determines how that inside information will be controlled.

The Disclosure Committee reviews the Corporate Disclosure, Confidentiality and Securities Trading Policy on a regular basis and as otherwise needed to ensure compliance with regulatory requirements and to foster adherence to best practices. The Corporation’s material disclosure documents, including its Annual Report, Annual Information Form and Management Proxy Circular are reviewed by the Disclosure Committee and the Nominating and Corporate Governance Committee and are recommended to the Board for approval. The Corporation’s disclosure in the compensation discussion and analysis section of this circular is reviewed by the

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Disclosure Committee and the Compensation and Benefits Committee and recommended to the Board for approval. The Corporation’s Annual and Quarterly Financial Statements, Management’s Discussion and Analysis and other financial disclosure are reviewed by the Disclosure Committee and the Audit Committee and recommended to the Board for approval prior to its release.

Risk Oversight

The Corporation also has a Strategy and Risk Management Committee which reports to the Board periodically. The Board of Directors is responsible for risk oversight and approves management’s approach to risk monitoring and classification. The Audit Committee reviews the Corporation’s risk register on a quarterly basis and ensures that all risks are properly mitigated.

In 2017, the Corporation undertook a review process of its approach to risk assessment. This process allowed the Corporation to review, assess and classify the principal risks faced in the course of the Corporation’s operations. Risk mitigation strategies were also identified and reviewed. The results of this process were shared with the Board of Directors who approved the overall approach and provided guidance as to the appropriate next steps.

A detailed discussion of the risks faced by the Corporation can be found in the Corporation’s Annual Information Form dated March 14, 2018, available on SEDAR at www.sedar.com.

Strategy Development and Oversight

The Board of Directors oversees the development of the Corporation’s strategic plan through an annual strategy session. In addition, the Board reviews and approves the strategic plan, along with its annual update. The strategic plan addresses the Corporation’s near to long-term challenges and opportunities for the next ten years.

The Corporation’s current strategic plan was adopted in 2016 and its annual update was approved by the Board in 2017.

Meetings of the Board

The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of telephone conference. Management communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge and experience.

Shareholder Engagement

This Circular includes extensive information regarding the Corporation’s corporate governance and compensation policies and practices. The Corporation would also like to provide an update on the Board’s recent engagement with Shareholders in light of the publicly available letter to the Board from SailingStone Capital Partners LLC (“SailingStone”) which raised certain corporate governance concerns.

Each member of the Board and management team welcomes constructive dialogue with Shareholders as an important component of the Corporation’s ongoing commitment to transparency and good governance. Members of the Board and management have had an ongoing dialogue with SailingStone over the past several years and meaningfully engage with other Shareholders on a regular basis. Following receipt of SailingStone’s letter, the Board’s independent Directors met in person with SailingStone to discuss the matters raised in the letter. The Board believes that this meeting was constructive. As noted in the Chairman’s March 14, 2018 letter to Shareholders, the Board remains open and committed to considering sensible enhancements to corporate governance and Rio Tinto has indicated to the Board that it is receptive to pursuing such enhancements within the Corporation’s existing contractual framework.

Over several years, the Corporation has made continual improvements to its corporate governance. Of particular relevance to the matters raised by SailingStone, the Corporation notes the changes to the incentive compensation arrangements for the Corporation’s management and to the share ownership guidelines for executives. In addition, representatives of the Corporation will be directly involved in the process with respect to matters affecting the Corporation including the financing terms for the Government of Mongolia’s capital contributions to Oyu Tolgoi LLC and the construction of a permanent domestic power plant for the project.

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The Corporation’s Board and management team will continue to review and assess further corporate governance enhancements and implement improvements as has been done throughout the years. The Board is committed to good corporate governance and is engaged with representatives of Rio Tinto to consider matters raised by the Corporation’s Shareholders. The Corporation will provide further updates in due course.

6.2	BOARD COMMITTEES

The Directors have established the following standing committees of the Board: the Audit Committee, the Compensation and Benefits Committee, the Nominating and Corporate Governance Committee and the Health, Safety, Environment and Communities Committee.

Audit Committee

The primary objective of the Audit Committee is to act as a liaison between the Board and the Corporation’s independent auditors and internal auditors and to assist the Board in fulfilling its oversight responsibilities with respect to: (a) the accounting and financial reporting processes of the Corporation, including the integrity of the financial statements and other financial information provided by the Corporation to its Shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the audit of the Corporation’s financial statements, (d) the qualifications, independence and performance of the independent auditors, (e) the Corporation’s risk management and internal financial and accounting controls, and management information systems, including the performance of the Corporation’s internal audit function, and (f) such other matters as shall be mandated under applicable laws, rules and regulations. The Corporation’s external auditors report directly to the Audit Committee, which communicates directly with the auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Mr. Robertson (Chair), Ms. Saint-Laurent and Dr. Gill, all of whom are nominees of management for election as Directors at the Meeting. The composition of the Audit Committee is congruent with CSA Audit Committee Rules which provide for audit committees to consist solely of independent directors. As highlighted above, each of Mr. Robertson, Ms. Saint-Laurent and Dr. Gill satisfy the independence requirement applicable to audit committee members set forth in the CSA Audit Committee Rules, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements. All Directors are invited guests to all meetings of the Audit Committee, even if they are not members.

The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Mr. Robertson has been determined by the Board of Directors to be an Audit Committee Financial Expert, as such term is defined in the Sarbanes-Oxley Act. Additional details on the qualifications and relevant experience of the members of the Audit Committee can be found in the Corporation’s Annual Information Form dated March 14, 2018, available on SEDAR at www.sedar.com.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and the approval of any non-audit mandates of the external auditors; the engagement, evaluation, remuneration and termination of the external auditors; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board reviews and reassesses the adequacy of the Audit Committee charter on an annual basis. The charter of the Audit Committee is available on SEDAR at www.sedar.com in the Corporation’s Annual Information Form dated March 14, 2018.

The Audit Committee has regular access to the CFO of the Corporation. The external auditors attend all quarterly meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present.

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Furthermore, the internal auditors attend all quarterly meetings of the Audit Committee. At each meeting of the Audit Committee, there is a session to discuss matters with the internal auditors without management being present. The Audit Committee has the authority to call a meeting with the internal auditors without management being present, at the Audit Committee’s discretion.

The charter of the Audit Committee and the Corporation’s Statement of Corporate Governance provide, among other things, that no member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation, unless the Board of Directors of the Corporation determines that such simultaneous service would not limit or impair the ability of such member to effectively serve on the Audit Committee of the Corporation.

Compensation and Benefits Committee

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation.

The Compensation and Benefits Committee currently consists of Ms. Saint-Laurent (Chair), Mr. Robertson, and Dr. Gill, all of whom are nominees of management for election as Directors at the Meeting. All members of the Compensation and Benefits Committee qualify as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements. See Section 3.2 – “Compensation and Benefits Committee” for additional details on the mandate and composition of the Compensation and Benefits Committee.

Nominating and Corporate Governance Committee

The primary objective of the Nominating and Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) identifying individuals qualified to become Board and Board committee members, and recommending that the Board select director nominees for appointment or election to the Board; (b) developing and recommending to the Board corporate governance guidelines for the Corporation and making recommendations to the Board with respect to corporate governance practices; (c) recommending such permanent or ad hoc committees as it deems necessary for the purposes of assisting in the corporate governance of the Corporation; and (d) addressing such other matters as shall be mandated under applicable laws, rules and regulations.

The Nominating and Corporate Governance Committee of the Board currently consists of Ms. Saint-Laurent (Chair), and Messrs. Robertson and Quellmann, all of whom are nominees of management for election as Directors at the Meeting. Ms. Saint-Laurent and Mr. Robertson each qualify as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements. The overall composition of the Nominating and Corporate Governance Committee meets the requirements of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements.

Health, Safety, Environment and Communities Committee

The Health, Safety, Environment and Communities (“HSEC”) Committee of the Board currently consists of Dr. Gill (Chair) and Messrs. Tygesen and Jones. The role of the HSEC Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation and the Corporation’s relationships with communities.

6.3	HEALTH, SAFETY, ENVIRONMENT AND COMMUNITIES

The Corporation has a HSEC Policy that affirms its commitment to protecting the environment and to safeguarding the health, safety and welfare of all employees, contractors and communities who are affected by the Corporation or its subsidiaries. The Corporation is dedicated to performing its duties in a safe, environmentally responsible and effective manner.

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The HSEC Committee assists the Board of Directors in fulfilling its oversight responsibilities by ensuring the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation and its subsidiaries.

The Corporation’s Code of Business Conduct reflects the Corporation’s strong commitment to undertaking its business with integrity and requires that all employees, consultants, officers and directors adhere to rigorous standards of corporate governance and contribute to sustainable development. The Code of Business Conduct specifically addresses questions of health, safety and environmental protection.

The Corporation’s commitment to health, safety and environment also extends to communities that can be affected by the Corporation’s activities. The Corporation supports and respects human rights consistent with the Universal Declaration of Human Rights and seeks to ensure that it is not complicit in human rights abuses committed by others. The Corporation respects and supports the dignity, well-being and rights of its employees, their families and the communities in which it operates. The Corporation also sets out to build enduring relationships with its neighbours that demonstrate mutual respect, active partnership, and long-term commitment. The Corporation respects the diversity of indigenous peoples acknowledging the unique and important interests that they have in the land, waters and environment as well as their history, culture and traditional ways.

Oyu Tolgoi has had and continues to have a positive impact on the communities surrounding the mine, including partner communities (Khanbogd, Manlai, Bayan-Ovoo and Dalanzadgad soums), using formats such as the Cooperation Agreement signed in 2015 by the Umnugovi aimag, Khanbogd soum and Oyu Tolgoi LLC (the “Cooperation Agreement”). In Khanbogd, the partnership with Oyu Tolgoi led to the connection of the town to a permanent power supply, funding for new educational and healthcare facilities, sealing of local roads, and programs to help improve social conditions. Construction of a new water supply system with capacity to support 13,000 residents was completed in 2016. Oyu Tolgoi is funding the construction of a 35.1km sealed road between Oyu Tolgoi and Khanbogd which is scheduled to be completed during the fourth quarter of 2018.

Under the Cooperation Agreement, Oyu Tolgoi makes an annual contribution of US$5 million to the Gobi Oyu Development Support Fund (the “DSF”), an independent fund that supports sustainable community development. Since its creation in September 2015, the DSF has invested US$11.2 million in 65 sustainable development projects and programs, which have resulted in the creation of more than 200 permanent jobs, benefits to over 65,000 community members, including scholarships for 57 students, among many other achievements. Examples of projects implemented through the DSF include:

●	the construction of a school and kindergarten to provide a convenient and comfortable learning and teaching environment to 640 students and 200 children;

●	a heating plant in Manlai soum to provide heat to 2,400 residents;

●	a Gobi grove in Manlai soum with 1,000 trees and a watering system over five hectares;

●	three high output breeds of camels protection and creation of a local brand of cashmere; and

●	the protection of 42 historical sites along with local rangers education to ensure continuing protection and preservation of those sites.

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Turquoise Hill operates in a manner such that it meets internationally recognized environmental standards and commitments. Disturbance of the environment is mitigated, or else minimized, reduced and remedied. Oyu Tolgoi has been designed as one of the most water-efficient mines in the world with average water use of 400 litres of water per tonne of ore processed in 2017. The water used by Oyu Tolgoi comes from a deep and saline aquifer and has no impact on drinkable water in the region. The water used was continuously recycled at an average rate of 86% in 2017. An independent water audit is done every five years, with the last completed audit done in 2016.

Oyu Tolgoi also works with international non-government agencies (“NGOs”) to ensure a net positive impact on biodiversity of the mine area. Oyu Tolgoi implemented an anti-poaching offset program for which collaboration with local law enforcement agencies as well as military border patrol was established. This project started in 2015 as a pilot and is progressing successfully to this date. A Multi-Agency Team (“MAT”) and a Mobile Anti-Poaching Unit (“MAPU”) were formed to improve and solve the difficulties that anti-poaching patrols face. The MAT consists of a number of representatives from the Specialised Inspection Agency, Strictly Protected Area, Intelligence Agency, Police, Prosecutors Agency and Customs Office. The MAPU team is made up of East, Central and West teams.

Two other important components of the anti-poaching project is the Spatial Monitoring and Reporting Tool (“SMART”) program and a Khulan carcass survey. The SMART program puts well organized patrolling practices into the system, which then evaluates the outcomes of each patrol. The Khulan carcass survey runs every year to provide the project with relevant information regarding poaching and natural death rate of Khulan within a 50,000 km2 area of Oyu Tolgoi. The main goal of this survey is to determine the density of poached carcasses in areas believed to be experiencing high rates of poaching and to use this information in the planning of the MAT and MAPU patrols.

Other offset projects include powerline insulation in order to reduce bird mortality, development of sustainable cashmere and modification of railroad fencing to lower the impact on fauna. The powerline insulation program will be expanded in the coming year by retrofitting five low voltage non-Oyu Tolgoi powerlines. The railroad fence removal received approval from the relevant authorities to conduct a series of fence modifications to improve the ability of Khulan and gazelles to move through the railroad right-of-way and access habitat to the east of the railroad.

With regards to gas emissions at Oyu Tolgoi, there was a 23.1% decrease in emissions intensity in 2015 compared with 2014 and a further 8.2% decrease in 2016. These decreases are attributable to operational efficiency gains at Oyu Tolgoi and improved data preparation and maintenance since the commencement of monthly greenhouse gases emissions (“GHE”) reporting in 2014. In 2017, emissions intensity increased (28.5% from 2016) due to the inclusion in the GHE reports of the electricity used in the underground development activities. Emission intensity is projected to decrease in 2018 and 2019, with an increase anticipated in 2020 to coincide with the first draw bell production from the underground mine.

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6.4	INDEPENDENT DIRECTORS

The independent Directors are required to meet in camera, separately from management to discuss various matters, some of which present conflicts of interest for the full Board. In addition, an in camera session at the end of each regularly scheduled and ad hoc meeting for independent Directors of the Board is a standing agenda item for each Board meeting. As required or advisable, between Board meetings, a meeting of independent Directors is held by teleconference or in person to update the independent Directors on corporate or other developments since the last Board meeting.

6.5	CODE OF BUSINESS CONDUCT

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers, and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers, and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers, and Directors. In every country in which the Corporation operates, all personnel are expected to comply with the law, the Code of Business Conduct, and the Corporation’s policies and standards.

The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. The Corporation believes that its Code of Business Conduct is responsive to any potential issues which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors wherever they are located. The Code of Business Conduct underscores the importance of oversight of matters contemplated by the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Code of Business Conduct.

A copy of the Code of Business Conduct is available on the Corporation’s website (http://www.turquoisehill .com/s/ethics_point.asp) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone to (604) 688-5755.

6.6	STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A”.

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7	OTHER INFORMATION

7.1	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the beginning of the Corporation’s most recently completed financial year was any Director, executive officer or proposed management nominee for election as a Director or any associate of such Director, executive officer or proposed nominee indebted to the Corporation or any of its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

7.2	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a Director or executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for Director of the Corporation nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

7.3	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Circular, no Director, proposed Director or executive officer of the Corporation, or person or company who beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares, or any Director or executive officer of such 10% shareholder, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

During the year ended December 31, 2017, Rio Tinto provided services to the Corporation on a cost-recovery basis which amounted to US$83.3 million (2016 – US$74.6 million; 2015 – US$49.3 million); the majority of services related to the Oyu Tolgoi Mine. In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2017, as further described under Item 14 of the Corporation’s Management Discussion and Analysis for the financial year ended on December 31, 2017.

7.4	ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s comparative Financial Statements and Management Discussion and Analysis for its most recently completed fiscal year. Copies of the Corporation’s Annual Information Form, Annual Financial Statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on the Corporation’s website at www.turquoisehill.com or through SEDAR at www.sedar.com. Security holders may contact the Corporation directly to receive copies of such filings, without charge, upon written or oral request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, or by telephone at (604) 688-5755.

7.5	DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Shareholders have been approved by the Board of Directors of the Corporation.

DATED at Vancouver, British Columbia, as of the 28th day of March, 2018.

BY ORDER OF THE BOARD

“Dustin S. Isaacs”
Dustin S. Isaacs
Corporate Secretary

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A.	Statement of Corporate Governance Practices

We consider good corporate governance practices to be an important factor in the success of the Corporation and we are committed to adopting and adhering to high standards in corporate governance. As a Canadian reporting issuer with securities listed on the TSX, the NYSE and the NASDAQ Global Select Market, the Corporation continuously reviews and updates its corporate governance practices in order to best comply with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission. The following table provides disclosure in accordance with CSA National Policy 58-101 Disclosure of Corporate Governance Practices.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
1. Board of Directors – (a) Disclose the identity of directors who are independent.

The Board has reviewed the independence of each Director on the basis of the definitions and interpretations in Sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees, the applicable provisions of the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements and the U.S. Exchange Act Rules. A Director is “independent” if he or she is not an executive officer or employee of the Corporation and has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 57% or four out of seven of the nominees proposed by management for election to the Board at the Meeting, all of whom are current Directors, are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

• James W. Gill • R. Peter Gillin • Russel C. Robertson • Maryse Saint-Laurent

This determination was made on the basis that:

(a)   they are not and have not been within the last three years an executive officer or employee of the Corporation (or any parent or subsidiary of the Corporation) and their immediate family members are not and have not been within the last three years an executive officer of the Corporation (or any parent or subsidiary of the Corporation);

(b)   they are not a partner or employee of the Corporation’s internal or external auditor;

(c)   their immediate family members are not a partner of the Corporation’s internal or external auditor nor are they an

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
employee of such auditor who (i) participates in its audit, assurance or tax compliance (but not tax planning) practice or (ii) personally worked on the Corporation’s audit;

(d)   they (and their immediate family members) are not and have not been within the last three years a partner or employee of the Corporation’s internal or external auditor and worked on the Corporation’s audit within such time;

(e)   they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executive officers served on that entity’s compensation committee;

(f)  they (and their immediate family members) did not receive or accept more than C$75,000 in payments or compensation from the Corporation or any subsidiary of the Corporation (exclusive of (i) any remuneration received for acting as a Board or Committee member; and (ii) compensation paid to an immediate family member who is a non-executive employee of the Corporation or a parent or subsidiary of the Corporation) during any 12 month period during the last three years;

(g)   they are not an employee or an executive officer and their immediate family members do not currently serve as an executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues for any such years;

(h)   they (and their immediate family members) are not a partner in, or a controlling shareholder or an executive officer of any organization to which the Corporation (or any parent or subsidiary) made, or from which the Corporation (or any parent or subsidiary) received payments (other than those arising (i) solely from investments in the Corporation’s securities; or (ii) under non-discretionary charitable matching programs) that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years;

(i)  with respect to members of the Audit Committee: they have not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any parent or subsidiary of the Corporation (exclusive of any Board remuneration received for acting as a Board or Committee member, part-time chair or part-time vice-chair); and

(j) they are not an affiliated person of the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board and the Nominating and Corporate Governance Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following three out of seven nominees proposed by management for election to the Board are not “independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements:

•   Stephen Jones

•   Ulf Quellmann

•   Jeff Tygesen

Messrs. Jones, Quellmann and Tygesen are employed by Rio Tinto, and Mr. Tygesen is seconded to the Corporation as its CEO. The Board has considered the relationship between Rio Tinto and the Corporation resulting from Rio Tinto’s controlling interest in the Corporation and the terms and conditions of the contractual arrangements currently in place between Rio Tinto and the Corporation. Accordingly, it has concluded that such relationship is a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements, and therefore considers Messrs. Jones, Quellman and Tygesen to be non-independent nominee Directors.

(c)   Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

57% or four of the seven nominees proposed by management for election to the Board, all of whom are current Directors, are “independent” Directors as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements.

The Board is satisfied with the current and proposed size and composition of the Board and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s majority shareholder.

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

All directorships with other public entities for each of the nominees are set out next to the individual’s name in Section “Management Nominees” of this Circular.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors

The independent Directors meet in camera, separately from management, to discuss various matters, some of which present actual or potential conflicts of interest for the full Board. In addition, meetings of independent Directors are held to receive

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters which pertain to the controlling shareholder or matters raised by other shareholders and requiring the attention of the independent Directors. The independent Directors held five ad hoc meetings during the year ended December 31, 2017. These meetings are in addition to regular in camera meetings of the independent Directors, which are a standing agenda item for all Board of Directors meetings.

During 2017, there were six Board meetings, four meetings of the Compensation and Benefits Committee, four meetings of the Audit Committee, four meetings of the Nominating and Corporate Governance Committee, and four meetings of the Health, Safety, Environment and Communities Committee.

(f)  Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Mr. Gillin, an independent Director, serves as Chairman of the Board of Directors. The Chairman is responsible for ensuring the Board of Directors carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards. The Chairman is also responsible for, among other things, leadership of the Board, ensuring the provision of accurate, timely and clear information to the Directors, ensuring effective communication with Shareholders, facilitating Board discussions to ensure core issues facing the Corporation are addressed and promoting constructive and respectful relations among Board members and between the Board and management.

The Board is of the view that the level of representation of independent Directors on the Board, including having an independent Director serving as Chairman of the Board, allows the Board to function independently of management.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

A record of attendance by each Director at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2017, is set out next to each individual’s name in Section “Management Nominees” of this Circular.

2. Board Mandate – Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has assumed responsibility for supervising (i) the conduct of the Corporation’s affairs and (ii) the management of its business, with the objective of increasing shareholder value and has adopted a formal mandate as described in Section “Board Mandate” of this Circular.

The Board Mandate is available on the Corporation’s website (www.turquoisehill.com) and a copy is annexed hereto as Schedule “B”. A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 688-5755.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

3.  Position Descriptions –

(a)   Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b)   Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed written position descriptions for the Chair, the Chairs of each of the Audit, Compensation and Benefits, and Nominating and Corporate Governance Committees, the CEO and the CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Nominating and Corporate Governance Committee and approved by the Board and are subject to annual review by the Nominating and Corporate Governance Committee.

4.  Orientation and Continuing Education –

(a)   Briefly describe what measures the Board takes to orient new members regarding:

(i)  the role of the Board, its committees and its directors, and

(ii)   the nature and operation of the issuer’s business.

The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its Committees and the contribution individual Directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its Directors. Among these steps, new Board members are provided with an information package on the Corporation containing copies of all corporate policies (including the Code of Business Conduct) and other key documents and participate in an on-boarding session organized by the Corporation’s General Counsel, who provides an overview of legal and regulatory requirements, Board and committee mandates and policies, corporate disclosure protocols, and compliance and corporate governance matters. There is also an opportunity to discuss with the Chairman of the Board the contribution individual directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors and other factors that are important to Board effectiveness. All of the Directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. The Corporation encourages Directors to attend other appropriate continuing education activities and industry forums. Board members have full access to the Corporation’s records.

The Corporation’s General Counsel also provides regular updates on corporate governance best practices to the Directors. Directors periodically visit Oyu Tolgoi. The Board also holds a strategy session on at least an annual basis.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars.

(b)   Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the Directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of Directors, corporate governance, ethics and compliance. All Directors are members of the Institute of Corporate Directors.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense.

5.  Ethical Business Conduct –

(a)   Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

(i)  disclose how a person or company may obtain a copy of the code;

(ii)   describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors. In every country in which the Corporation operates, all personnel are expected to comply with the law, the Code of Business Conduct and the Corporation’s policies and standards.

The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. The Corporation believes that its Code of Business Conduct is responsive to any potential issues in which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

that constitutes a departure from the code.

The General Counsel and Corporate Secretary, among his other duties, monitors compliance with the Code of Business Conduct and training completion on ethics and compliance matters for employees of the Corporation; oversees complaints reported; promptly responds to any issues reported; and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors. The Code of Business Conduct underscores the importance of oversight of matters in connection with the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Code of Business Conduct.

Violations of United States or Canadian anti-bribery laws could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. In addition, should an employee fail to acknowledge by way of email or other written confirmation that he or she has been provided with and read a copy of the Code of Business Conduct; such failure could result in termination of employment, the non-renewal of a contract or a reassignment to another position.

All Directors, officers, supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Code of Business Conduct.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The Audit Committee monitors the compliance with the Code of Business Conduct and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Code of Business Conduct in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

A copy of the Code of Business Conduct is available on the Corporation’s website (http://www.turquoisehill.com/s/ethics_point.asp) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone to (604) 688-5755.

(b)   Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

It is the duty of the Board to supervise the management of the business and affairs of the Corporation with a view to the best interests of the Corporation, including its Shareholders as a whole. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of the Corporation and the interests of its controlling shareholder.

Board members are regularly asked to disclose any conflict or potential conflict of interest prior to Board meetings. A Director’s conflict or potential conflict is recorded in the minutes of the meeting and the Director is required to abstain from voting on any resolution in respect of that matter. In particular, in relation to any agreements entered into between Rio Tinto and the Corporation, decisions are made solely by the independent Directors of the Corporation.

The independent Directors meet in camera, separately from management at the end of all meetings of the Board of Directors, to discuss various matters, some of which present conflicts of interest for the full Board and, as needed, meetings of independent Directors are held to receive updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters pertaining to the controlling shareholder or matters raised by other shareholders and requiring the attention of the independent Directors.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has approved and published its Code of Business Conduct. It has also developed various corporate policies including a Corporate Disclosure, Confidentiality and Securities Trading Policy, and a Whistleblower Policy with a whistleblower line, the latter being administered by an independent third party.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The General Counsel and Corporate Secretary, among his other duties, monitors compliance with the Code of Business Conduct and training completion on ethics and compliance matters for employees of the Corporation; oversees complaints reported; promptly responds to any issues reported; and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

6.  Nomination of Directors –

(a)   Describe the process by which the Board identifies new candidates for Board nomination.

(b)   Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)   If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nominating and Corporate Governance Committee currently consisting of Ms. Saint-Laurent (Chair) and Messrs. Quellmann and Robertson all of whom are nominees of management for election as Directors at the Meeting. Ms. Saint-Laurent and Mr. Robertson each qualify as “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating and Corporate Governance Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics as described in Section “Skills Matrix” of this Circular. The Committee regularly assesses the current competencies and characteristics represented on the Board to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing Directors on an ongoing basis.

The Nominating and Corporate Governance Committee receives and reviews recommendations from Directors and members of management in considering new candidates and has the authority to hire outside consultants to help identify additional qualified candidates as required. The Corporation has adopted a written Diversity Policy.

Rio Tinto, which holds 50.8% of the Corporation’s voting securities as at the date of this Circular, has sufficient voting rights to direct appointments to and the composition of the Board. Notwithstanding such shareholdings, over 57% of the Corporation’s Director nominees do not have an interest in or relationship with the Corporation or Rio Tinto. The Corporation believes that its current level of independent Director representation on the Board fairly reflects the investment in the Corporation by Shareholders other than Rio Tinto.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The charter of the Nominating and Corporate Governance Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 688-5755.

7. Compensation – (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation and Benefits Committee has responsibility for recommending compensation for the Corporation’s senior executive officers and Directors to the Board. CEO compensation is approved by the Compensation and Benefits Committee. For further information on the process by which the executive officers’ compensation is determined, see Section 3.2 – “Compensation and Benefits Committee” of this Circular.

The Compensation and Benefits Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for Non-Executive Directors to ensure that such compensation reflects the responsibilities and risks involved in being an effective Director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

For further information on Non-Executive Director compensation, see Section 5.2 – “Directors’ Total 2017 Compensation”.

(b)   Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The members of the Compensation and Benefits Committee currently are Ms. Saint-Laurent (Chair), Dr. Gill and Mr. Robertson all of whom have been affirmatively determined by the Board to be “independent directors” as defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements. All the current members of the Compensation and Benefits Committee are nominees of management for election as Director at the Meeting.

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. None of the members of the committee serve as CEOs or senior executive officers of other public corporations. See Section “Management Nominees”.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The responsibilities, powers and operation of the Compensation and Benefits Committee are described in Section 3.2 – “Compensation and Benefits Committee” of this Circular.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 688-5755.

8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has established a Health, Safety, Environment and Communities Committee, currently consisting of Dr. Gill (Chair) and Messrs. Jones and Tygesen.

The role of the Health, Safety, Environment and Communities Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation and the Corporation’s relationships with communities.

9.  Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee oversees the process for assessing the effectiveness of the Board as a whole and the committees of the Board. The Nominating and Corporate Governance Committee has adopted a written questionnaire and regularly reviews and updates the assessment process as needed. Directors complete Board and committee assessments. Such assessments are in the form of a performance evaluation questionnaire. The questionnaire covers a wide range of matters, including corporate governance items, and provides for qualitative ratings and subjective comments and recommendations in each area being assessed. The Nominating and Corporate Governance Committee reviews the aggregated responses for each committee and the Board, in order to initiate any governance changes that may arise from the assessments. In addition, each committee reviews their own aggregated responses and the Board receives and reviews the aggregated responses for the Board and all committees. Discussion at the Board is held in camera.

Further, as part of the evaluation process, Directors complete self-assessments which assess matters including skills and experience, preparation, attendance, accountability, communication, and contribution to strategic planning. Following the self-assessments, the Chair of the Board conducts one-on-one reviews on an annual basis with each Director assessing their contributions to the Board, commentary on the workings of the Board generally and seeking feedback on other Directors as well as the Chair of the Board. Overall, the process is comprehensive and provides each Director with the ability to receive and provide feedback on the workings of the Board.

10. Director Term Limits and Other Mechanisms of Board Renewal – Disclose whether or not the issuer has	The Board Mandate requires that Directors offer their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching 12 years of service on the Board,

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

adopted term limits for the directors on its board or other mechanisms of board renewal, and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.

which term may be extended as determined by the Board in its absolute discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives.

11.  Policies Regarding the Representation of Women on the Board

(a)   Disclose whether the issuer has adopted a written policy relating to the identification of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the progress of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Board of Directors adopted a written Diversity Policy which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions.

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors. The Corporation is of the view that Board member and executive officer appointment decisions should be based on merit and remains committed to selecting the best person to fulfill these roles. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of Board members and executive officers provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management.

For the purposes of Board composition and composition of the team of Executive Officers, diversity includes, but is not limited to, gender, ethnicity, aboriginal status, physical disabilities and age. In particular, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women play in contributing to the diversity of perspective on the Board and in executive officer positions.

On an annual basis, the Nominating and Corporate Governance Committee:

(i) assesses the effectiveness of the nomination process at achieving the Corporation’s diversity objectives outlined in its Diversity Policy; (ii) measures the annual and cumulative progress in achieving its gender diversity objectives; and (iii) monitors the implementation of the Diversity Policy.

12.  Consideration of the Representation of Women in the Director Identification and Selection Process – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election and re-election to the board. If the issuer does not consider the level of representation of

In connection with its efforts to create and maintain a diverse Board, the Nominating and Corporate Governance Committee develops recruitment protocols that seek to include diverse candidates in any director search. These protocols take into account that qualified candidates may be found in a broad array of organizations, including academic institutions, privately held businesses, non-profit organizations, and trade associations, in addition to the traditional candidate pool of corporate directors and officers. The Nominating and Corporate Governance Committee also strives to use, to their fullest potential, the

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

women on the board in identifying and nominating candidates for election and re-election to the board, disclose the issuer’s reasons for not doing so.

current network of organizations and trade groups that may help identify diverse candidates, periodically reviews Board recruitment and selection protocols to ensure that diversity remains a component of any director search; and in order to support the specific objective of gender diversity, considers the level of representation of women on the Board and will seek to include women in the short list of candidates being considered for a Board position.

13.  Consideration Given to the Representation of Women in Executive Officer Appointments – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions, disclose the issuer’s reasons for not doing so.

In fulfilling its role, the person or committee of the Board in charge of the nomination of executive officers considers candidates that are highly qualified based on their experience, education, expertise, personal qualities, and general and sector-specific knowledge; reviews potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind including, without limiting the generality of the foregoing, the specific objective of gender diversity; and considers the level of representation of women in executive officer positions when making executive officer appointments and will seek to include women in the short list of candidates being considered for an executive officer position.

14.  Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions –

(a) For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

The Board has chosen not to adopt targets regarding the number of women on its Board or in executive officer positions.

The Board believes that it is in its best interest of the Corporation to prioritize and continue to have in positions of executive officers of the Corporation individuals with strong operational and technical industry expertise given that the Corporation’s only material asset, the Oyu Tolgoi Mine, is operational.

15. Number of Women on the Board and in Executive Officer Positions – (a) Disclose the number and proportion	One of the seven (representing 14%) nominees for election to the Board is a woman.

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(in percentage terms) of directors on the issuer’s board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

None of the Corporation’s senior executives are women.

Note:

(1)	Reference is made to the items in Form 58-101F1 of National Policy 58-101 Disclosure of Corporate Governance Practices.

B.	Board Mandate

1	Purpose

The Board of Directors (the “Board”) of Turquoise Hill Resources Ltd. (the “Corporation”) shall have the oversight responsibility, authority and specific duties as described below.

From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities.

This Mandate will be reviewed periodically by the Board of Directors of the Corporation and modified as required from time to time.

2	Organization of the Board of Directors

a)	Size

Minimum of three (3) and maximum of fourteen (14), as provided for in the articles of the Corporation.

b)	Independence

The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

c)	Director Compensation

The Board shall establish guidelines for determining the form and amount of director compensation, upon recommendation of the Compensation and Benefits Committee.

d)	Assessment

The Nominating and Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3	Meetings of the Board of Directors

The quorum at any meeting of the Board is a majority of directors in office. The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. Meetings of the Board shall be called by the chair or a majority of the directors of the Board.

The Board chair develops the agenda for each meeting of the full Board in consultation with the CEO. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board. Each director shall review all Board meeting materials in advance of each meeting, shall make all reasonable efforts to attend all Board and Board committee meetings, and is expected to take an active part in Board decisions.

The agenda for each regularly scheduled and ad hoc Board meeting will include, as standing items at the end of each meeting: i) an in camera session of the full Board separate from management and ii) an in camera session of the independent directors separate from management. Additional meetings of independent directors may be held from time to time in order to discuss any related party transaction or matters which pertain to the controlling shareholder.

4	The Role of the Board of Directors

Specific responsibilities of the Board include, but are not limited to, the following:

a)	With respect to strategic planning

●	Establishing, with management, significant corporate plans and strategic initiatives.

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Reviewing and approving, on at least an annual basis, the Corporation’s strategic plans, which take into account, among other things, the opportunities and risks of the business, and adopting a strategic planning process and monitoring the Corporation’s performance.

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Taking all reasonable measures to ensure that policies and processes are in place for identifying principal business risks and opportunities for the Corporation, addressing the extent to which such risks are acceptable to the Corporation, and ensuring that appropriate systems are in place to manage risks.

b)	With respect to financial matters and internal control

●	Reviewing and approving the annual and quarterly capital and operating plans and budgets.

●	Reviewing and approving significant deviations from the capital and operating plans and budgets.

●	Overseeing the integrity and quality of the Corporation’s financial statements and approval of their disclosure.

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Reviewing the general content of, and the Audit Committee’s report on the financial aspects of, the Corporation’s Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses, and other documents required to be disclosed or filed by the Corporation and approving same for public disclosure and filing with regulatory authorities.

●	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved operating plans and budgets.

●	Approving the issuance of any securities of the Corporation.

●	Approving the incurrence of any debt by the Corporation outside the ordinary course of business.

●	Determining dividend policies and procedures, if applicable.

●	Taking all reasonable measures to ensure that policies and processes are in place to ensure the integrity of the Corporation’s internal control, financial reporting and management information systems.

●	Instructing the Corporation’s representatives on the Oyu Tolgoi Operating Committee and the Oyu Tolgoi Technical Committee on their votes on matters to be decided during those committee meetings.

●	Reviewing periodically the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors and the public.

c)	With respect to human resources and performance assessment

●	Reviewing and approving the Corporation’s incentive compensation plans.

●	Appointing the CEO in agreement with its controlling shareholder.

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Monitoring the performance of the CEO and succession plans for the CEO in agreement with the Corporation’s controlling shareholder and, with the advice of the Compensation and Benefits Committee, approving the compensation of the CEO.

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Monitoring the performance of senior management and succession plans for senior management in agreement with the Corporation’s controlling shareholder and, with the advice of the Compensation and Benefits Committee, approving the compensation of senior management.

●	Overseeing labour and human resources policies.

d)	With respect to director nominations and corporate governance matters

●	Nominating the candidates for the Board to the shareholders, based on recommendations from the Nominating and Corporate Governance Committee.

●	Taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation.

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Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

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Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring and evaluating the performance of the Board, its committees and its directors on an ongoing basis.

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Enhancing succession planning at the Board level by requiring directors to offer their resignation to the chair of the Nominating and Corporate Governance Committee upon reaching twelve (12) years of service on the Board, for consideration by the Board in its absolute discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives.

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Taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of the Corporation, including the application of the following guidelines when considering candidates to become directors of the Corporation or continued membership on the Board: (a) for candidates that are chief executive officers or other senior executives of public corporations, individuals should hold no more than two (2) public corporation directorships (including the Corporation’s Board), and (b) for other candidates, individuals should hold not more than five (5) public corporation directorships (including the Corporation’s Board).

●	Reviewing and approving, at its discretion, any outside directorships proposed to be held by any executive officer of the Corporation.

●	Appointing Board committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

●	Ensuring an appropriate orientation and education program for directors is provided.

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Monitoring the ethical conduct of the Corporation and ensuring that it complies with applicable legal and regulatory requirements as well as adopting and reviewing, on a regular basis, the Corporation’s Code of Business Conduct, applicable to the Corporation’s directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

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Reviewing this Mandate and other Board policies and charters for Board committees in place from time to time and proposing modifications as applicable based on the recommendation of the Nominating and Corporate Governance Committee.

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Taking all reasonable measures to ensure that appropriate policies and processes are in place to ensure the Corporation’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

●	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

●	Ensuring evaluations of the Board, Board committees and Directors are carried out at least annually.

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Approving the Corporation’s Management Information Circular and Annual Information Form based on the recommendations of the Nominating and Corporate Governance Committee, the Audit Committee and the Compensation and Benefits Committee.

e)	With respect to health, safety, environment and communities

●	Overseeing the adoption and review of environmental policies and procedures.

●	Taking all reasonable measures to ensure safety and security throughout the operations of the Corporation based on the recommendation of the Health, Safety, Environment and Communities Committee.

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Taking all reasonable measures to ensure that appropriate management reporting and control systems are in place to monitor the status of compliance with the Corporation’s health, safety, environmental and communities policies, as well as applicable laws and regulations in the areas of health, safety, environment and communities based on the recommendation of the Health, Safety Environment and Communities Committee.

●	Assessing the adequacy of the Corporation’s remedial actions following the identification of areas of concern with respect to health, safety, environmental and/or communities matters.

●	Reviewing the systems and controls in place to ensure appropriate scoping, estimating and accounting for environmental costs.

5	Retention of Independent Advisors

In performing its responsibilities, the Board may, as required and subject to advising the chair of the Board, engage an outside advisor for advice and assistance at the expense of the Corporation.

6	Additional

Note that the Corporation is subject to the requirements set forth in the following agreements which may affect the above:

●	The Private Placement Agreement dated October 18, 2006 among the Corporation and Rio Tinto International Holdings Limited;

●	The Heads of Agreement dated December 8, 2010 among the Corporation and Rio Tinto International Holdings Limited;

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The Memorandum of Agreement dated April 17, 2012 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated May 22, 2012;

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The Memorandum of Agreement dated August 23, 2013 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated November 14, 2013; and

●	The Financing Support Agreement dated December 15, 2015 among the Corporation and Rio Tinto plc.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory, regulatory or exchange requirements for the directors of the Corporation or the members of the Board committees.

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